FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


RECEIVED
JUL 14 2005
198
WASH. D.C.
SECTION

Financial Asset Securities Corp.	0001332794
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, July 13, 2005 , Series 2005-3	**333-121661-27**

____

Name of Person Filing the Document
(If Other than the Registrant)




05061039

[TPW: NYLEGAL:355282.2] 16159-00435 07/13/2005 09:59 AM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 13, 2005

FINANCIAL ASSET SECURITIES CORP.



By:____________________
Name: Frank Skibo
Title: Managing Director

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Soundview 2005-3	Lead MS/UBS				6/9/2005
Fixed/Floating	RATING	WAL	TALK	PRICING	
Classes	M/S/F/D	Call/ Mat			
II-A1	AAA/Aaa/AAA/AAA	1.00 / 1.00			
II-A2	AAA/Aaa/AAA/AAA	3.00 / 3.02			
II-A3	AAA/Aaa/AAA/AAA	6.11 / 9.16			
M-1	AA+/Aa1/AA+/AA (high)	4.56 / 4.96			
M-2	AA/Aa2/AA+/AA	4.48 / 4.87			
M-3	AA/Aa3/AA/AA	4.44 / 4.81			
M-4	AA-/A1/AA-/AA (low)	4.42 / 4.78			
M-5	A+/A2/A/A (high)	4.40 / 4.74			
M-6	A/A3/A-/A	4.39 / 4.71			

ARM %	81.7%
FRM %	18.3%
SIZE	
?	
Loans Funded:	?

Servicer	Originator	Call
Litton	New Century	10%
Litton	Finance America	

Cap - 42mos 9.76% ceiling AAA, 41mos 9.25% ceiling M classes

PRICING SPEED

Fixed Rate: 4 % CPR ramp to 20%
Adj Rate: 2% to 30% CPR in mos 22, 50% to 23-27, 35% thereafter

CREDIT ENHANCEMENT

Excess Cashflow
Group I OC: Start: 3.4%
- Build to if No Trigger: 3.4% OriginalBalance
- Stepdown-No Trigger: 6.8% of Current Balance
- Floor: 0.5% of Original Balance

Subordination
Prepayment Penalties

Subordination Levels

	Initial
Senior	21.35%
M-1	17.90%
M-2	14.75%
M-3	12.75%
M-4	10.95%
M-5	9.25%
M-6	7.75%
M-7	6.40%
M-8	5.25%
M-9	4.25%
M-10	3.40%

	Stepdown
Senior	42.70%
M-1	35.80%
M-2	29.50%
M-3	25.50%
M-4	21.90%
M-5	18.50%
M-6	15.50%
M-7	12.80%
M-8	10.50%
M-9	8.50%
M-10	6.80%

*Trigger event exists if: 60+ Deliq 3m Rolling Average > sen/ enhancement (prior month)*42%*
Required % = Senior Enhancement %

	ALL	
Months 25-36	1.50%	+1/12th of 1.75%
Months 37-48	3.25%	+1/12th of 1.75%
Months 49-60	5.00%	+1/12th of 1.25%
Months 61-72	6.25%	+1/12th of 0.75%
Months 73+	7.00%	

ALL LOANs ARM & FRM	AVG	MIN	MAX
$714,183,342			
LOANS	2,460		
OF	$290,343	$54,900	$960,000
CF	$290,318		
CF Min/Max		$54,900	$960,000
OWAM	360	360	360
RWAM	357	351	358
AGE	3		
COUPON	6.498%	4.99%	9.700%
GROSS MARGIN	5.717%	1.00%	7.000%
LTV	82.42%	16.24%	95.00%
LTV Min/Max			

LIENS			
1st Liens	100.0%		
2nd Liens	0.0%		
Balloons	0.0%		
IO	100.0%		
2/6mos IO	89.88%		
3/6mos IO	10.12%		
5/6mos IO			
LOAN BALANCE			
< $47,500	0.00%		
$47,500-$68,400	0.11%		
$68,400-$138,300	4.98%		
>$138,300	94.91%		
CREDIT SCORE	659		
FICO Min/Max		559	797
CREDIT SCORE IO	659		
		?	

FICO			
501	525	0.00%	-0.83
526	550	0.00%	2.36
551	575	0.02%	5.13
576	600	5.55%	7.26
601	625	18.49%	8.18
626	650	22.71%	8.75
651	675	22.28%	9.25
676	700	14.02%	9.67
701	725	8.70%	10.03
726	750	4.65%	10.03
751	775	2.51%	10.03
776	800	1.06%	10.03
801	820	0.00%	10.03

100.0% 9.02

FICO <560 0.0%

GEOGRAPHIC CONCENTRATION

CA	63.66%
AZ	5.15%
FL	5.06%

LTV	
65% or less	3.0%
65.01%-75%	4.7%
75.01%-80%	56.0%
80.01%-85%	8.2%
>85.01%	28.2%
>80%	36.3%

Loan Purpose	
Purchase	57.8%
Rate/Term Refi	6.0%
Equity Refi	36.2%

Property Type	
SF Detached	72.3%
2-4 Family Dwelling	4.4%
PUD	14.5%
Condo	8.8%
MH	
Small Mixed Use	
Townhouse	
Leasehold	
Other	

Documentation	
Full Documentation	46.0%
Alternative Documentatic	2.8%
Limited Documentation	2.7%
Stated Documentation	48.5%

Occupancy	
Primary	99.4%
Second Home	0.6%
Non Owner Occupied	0.0%

Credit Grade	
AA	50.0%
A+	45.9%
A	2.9%
A-	1.3%
C & Below	0.0%

Prepayment Penalties -85.5488403368%	
0	14.5%
12	4.6%
24	74.2%
36	6.8%
48	
60	
Other	0.0%

NET WAC CAP (LIBOR to 20%)	A-grpII	10% Cap except a-2a M
Year 1	6.75%	6.75%
Year 2	6.75%	6.75%
Year 3	7.75%	7.00%
Year 4	8.00%	9.25%
Year 5	8.00%	10.75%



The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

PLEASE DO NOT ALTER THIS PAGE. IT IS CUT DIRECTLY INTO A MODEL.

LTV :	Fixed $	2/28 $	3/27 $	5/25 $	Other
Below 70	0	26,463,644	7,282,227	0	0
70.01 to 75	0	18,338,725	2,905,139	0	0
75.01 to 80	0	363,203,370	36,515,135	0	0
80.01 to 85	0	51,699,216	6,705,049	0	0
85.01 to 90	0	117,818,593	12,049,975	0	0
90.01 to 95	0	64,360,592	6,841,579	0	0
95.01 to 100					
100.01 plus					

FICO	Fixed $	2/28 $	3/27 $	5/25 $	Other
below 549					
550 to 574	0	145,800	0	0	0
575 to 599	0	37,833,618	0	0	0
600 to 624	0	115,806,996	10,947,607	0	0
625 to 649	0	140,017,745	22,847,620	0	0
650 to 674	0	143,220,186	15,279,318	0	0
675 to 699	0	91,723,804	12,149,793	0	0
700 plus	0	113,136,090	11,074,765	0	0

Property Type:	Fixed $	2/28 $	3/27 $	5/25 $	Other
Single-Family Detached	0	461,652,161	54,665,421	0	0
PUD	0	94,484,969	9,164,218	0	0
Condo	0	56,785,834	6,069,824	0	0
2+ Family Det.	0	28,961,276	2,399,640	0	0
Manufactured House					
Other					

Purpose:	Fixed $	2/28 $	3/27 $	5/25 $	Other
Purchase	0	377,986,224	34,701,822	0	0
Refinance rate/term	0	36,745,440	6,085,324	0	0
Cash Out Refi (COF) Below 70 LTV	0	23,411,215	6,481,128	0	0
COF with LTV 70.01 to 75	0	13,076,086	2,205,698	0	0
COF with LTV 75.01 to 80	0	51,060,164	5,619,521	0	0
COF with LTV 80.01 to 85	0	38,191,538	4,646,365	0	0
COF with LTV 85.01 to 90	0	66,771,814	7,650,058	0	0
COF with LTV 90.01 to 95	0	34,641,759	4,909,186	0	0
COF with LTV 95.01 to 100					
COF with LTV 100.01 plus					
Other					

Occupancy Status:	Fixed $	2/28 $	3/27 $	5/25 $	Other
Owner Occupied	0	639,014,279	70,829,943	0	0
2nd Home	0	2,869,960	1,469,160	0	0
Investment					
Other					

Loan Balance	Fixed $	2/28 $	3/27 $	5/25 $	Other
Below 50,000					
50,000.01 to 100,000	0	6,892,876	1,629,527	0	0
100,000.01 to 150,000	0	34,467,336	5,939,824	0	0
150,000.01 to 200,000	0	55,422,348	11,731,733	0	0
200,000.01 to 400,000	0	294,557,675	34,950,607	0	0
400,000.01 to 500,000	0	138,118,507	10,705,285	0	0
500,000.01 to 600,000	0	74,322,809	6,101,967	0	0
600,000.01 to 1,000,000	0	38,102,688	1,240,160	0	0
1,000,000.01 and above					

Loan Term	Fixed $	2/28 $	3/27 $	5/25 $	Other
>30 Years					
30 Years	0	641,884,239	72,299,103	0	0
20 Years					
15 Years					
Other					

Documentation Type	Fixed $	2/28 $	3/27 $	5/25 $	Other
Full Documentation	0	289,690,976	38,797,099	0	0
Limited Documentation	0	15,937,387	3,238,088	0	0
Stated Docs with LTV below 70	0	16,310,538	3,925,628	0	0
Stated Docs with LTV 70.01 to 75	0	8,760,282	1,643,497	0	0
Stated Docs with LTV 75.01 to 80	0	165,908,390	15,072,368	0	0
Stated Docs with LTV 80.01 to 85	0	26,641,632	3,043,892	0	0
Stated Docs with LTV 85.01 to 90	0	71,369,829	4,607,179	0	0
Stated Docs with LTV 90.01 to 95	0	27,458,317	1,971,350	0	0
Stated Docs with LTV 95.01 to 100					
Stated Docs with LTV above 100.01					
Other (ALT)	0	19,806,888	0	0	0

Lien Status	Fixed $	2/28 $	3/27 $	5/25 $	Other
1st Lien	0	641,884,239	72,299,103	0	0
Second Liens with LTV below 85					
Second Liens with LTV 85.01 to 90					
Second Liens with LTV 90.01 to 95					
Second Liens with LTV 95.01 to 100					
Second Liens with LTV above 100.01					

Interest Only	Fixed $	2/28 $	3/27 $	5/25 $	Other
Dollar of Mortgage Type	0	641,884,239	72,299,103	0	0
Ave. FICO	0	659	662	0	0
Ave. LTV	0.00	82.51	81.55	0.00	0.00
% Stated Docs	0	316,448,988	30,263,915	0	0
% Full Docs	0	289,690,976	38,797,099	0	0

MH Stratification:	
Total Balance	
% Pool Balance	
Ave. FICO	
Ave. LTV	
% Full Docs	

Silent Seconds Stratification:	
Total Balance	362,637,217
% Pool Balance	50.8%
Ave. FICO	667
Ave. LTV	80.04
% Full Docs	51.81%

Second Lien Stratification:	
Total Balance	
% Pool Balance	
Ave. FICO	
Ave. LTV	
% Full Docs	

LTV Above 90 Stratification:	
Total Balance	71,202,171
% Pool Balance	10.0%
Ave. FICO	656
Ave. LTV	94.51
% Full Docs	52.07%

Soundview 2005-3
Loans w Silent 2nd

		Minimum	Maximum
Scheduled Principal Balance	$362,637,217	$54,900	$744,000
Average Scheduled Principal Balance	$268,223		
Number of Mortgage Loans	1,352		
Weighted Average Gross Coupon	6.361%	4.990%	8.550%
Weighted Average FICO Score	667	580	790
Weighted Average Combined Original LTV	80.04%	63.42%	92.61%
Weighted Average Original Term	360 months	360 months	360 months
Weighted Average Stated Remaining Term	357 months	351 months	358 months
Weighted Average Seasoning	3 months	2 months	9 months
Weighted Average Gross Margin	5.647%	1.000%	6.630%
Weighted Average Minimum Interest Rate	6.361%	4.990%	8.550%
Weighted Average Maximum Interest Rate	12.887%	11.250%	15.550%
Weighted Average Initial Rate Cap	2.211%	1.500%	3.000%
Weighted Average Subsequent Rate Cap	1.263%	1.000%	1.500%
Weighted Average Months to Roll	22 months	15 months	33 months
Maturity Date		Oct 1 2034	May 1 2035
Maximum Zip Code Concentration	0.92%	95122 (San Jose, CA)	

ARM	100.00%	Cash Out Refinance	6.07%
		Purchase	88.01%
2/28 6 MO LIBOR IO	90.80%	Rate/Term Refinance	5.92%
3/27 6 MO LIBOR IO	9.20%		
		Condominium	10.76%
Interest Only	100.00%	Planned Unit Development	15.99%
		Single Family	69.23%
Prepay Penalty: 0 months	12.11%	Two-to-Four Family	4.02%
Prepay Penalty: 12 months	4.52%		
Prepay Penalty: 24 months	76.93%	Primary	100.00%
Prepay Penalty: 36 months	6.43%		
		Top 5 States:	
First Lien	100.00%	California	63.91%
		Arizona	6.19%
Alternative Documentation	2.72%	Florida	4.74%
Full Documentation	51.81%	Colorado	3.41%
Limited Documentation	2.87%	Nevada	2.73%
Stated Documentation	42.59%		

Soundview 2005-3

Loans w Silent 2nd

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
50,000.01 - 100,000.00	66	5,677,222.44	1.57%	6.856	357	78.63	631
100,000.01 - 150,000.00	223	28,473,440.87	7.85%	6.642	357	80.18	639
150,000.01 - 200,000.00	241	42,083,882.67	11.60%	6.507	357	79.93	654
200,000.01 - 250,000.00	171	38,548,511.85	10.63%	6.410	357	79.94	663
250,000.01 - 300,000.00	152	41,774,746.46	11.52%	6.320	357	80.04	665
300,000.01 - 350,000.00	134	43,578,990.64	12.02%	6.199	357	80.07	667
350,000.01 - 400,000.00	124	46,563,472.36	12.84%	6.310	357	80.11	668
400,000.01 - 450,000.00	98	41,500,662.25	11.44%	6.304	357	79.89	677
450,000.01 - 500,000.00	66	31,464,947.12	8.68%	6.230	357	80.18	682
500,000.01 - 550,000.00	44	23,183,010.94	6.39%	6.406	357	80.34	678
550,000.01 - 600,000.00	28	16,286,610.70	4.49%	6.188	357	80.36	686
600,000.01 - 650,000.00	1	620,000.00	0.17%	7.500	357	80.00	769
650,000.01 - 700,000.00	1	687,813.67	0.19%	6.500	357	80.00	717
700,000.01 - 750,000.00	3	2,193,905.00	0.60%	6.230	357	78.38	698
Total	**1,352**	***362,637,216.97***	***100.00%***	***6.361***	***357***	***80.04***	***667***

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	7	2,141,570.92	0.59%	4.990	357	80.00	684
5.000 - 5.499	63	18,692,801.98	5.15%	5.307	357	79.60	679
5.500 - 5.999	309	91,999,428.11	25.37%	5.800	357	80.04	674
6.000 - 6.499	369	104,795,634.28	28.90%	6.269	357	80.01	667
6.500 - 6.999	370	96,522,892.80	26.62%	6.712	357	80.13	665
7.000 - 7.499	155	31,424,128.75	8.67%	7.235	357	79.85	646
7.500 - 7.999	73	16,247,160.13	4.48%	7.648	357	80.47	660
8.000 - 8.499	5	628,000.00	0.17%	8.234	357	80.49	615
8.500 - 8.999	1	185,600.00	0.05%	8.550	357	80.00	635
Total	**1,352**	**362,637,216.97**	**100.00%**	**6.361**	**357**	**80.04**	**667**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
575-599	98	19,025,371.84	5.25%	6.785	357	79.91	589
600-624	203	43,681,282.99	12.05%	6.469	357	79.99	615
625-649	276	68,740,672.18	18.96%	6.426	357	80.03	638
650-674	314	88,134,130.25	24.30%	6.329	357	80.18	662
675-699	237	68,223,352.39	18.81%	6.273	357	79.91	686
700+	224	74,832,407.32	20.64%	6.247	357	80.04	730
Total	**1,352**	**362,637,216.97**	**100.00%**	**6.361**	**357**	**80.04**	**667**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
60.00- 64.99	2	656,999.99	0.18%	6.013	357	63.79	683
65.00- 69.99	5	726,049.67	0.20%	6.463	357	69.30	604
70.00- 74.99	9	991,340.58	0.27%	6.493	357	74.05	630
75.00- 79.99	37	7,170,181.56	1.98%	6.347	357	78.12	662
80.00	1,272	344,925,947.71	95.12%	6.355	357	80.00	667
80.01- 84.99	2	457,999.99	0.13%	6.409	357	83.29	655
85.00- 89.99	18	5,635,898.90	1.55%	6.483	357	85.00	663
90.00- 94.99	7	2,072,798.57	0.57%	6.976	357	90.17	661
Total	**1,352**	**362,637,216.97**	**100.00%**	**6.361**	**357**	**80.04**	**667**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
360	1,352	362,637,216.97	100.00%	6.361	357	80.04	667
Total	**1,352**	**362,637,216.97**	**100.00%**	**6.361**	**357**	**80.04**	**667**

Stated Remaining Term (month	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
301-360	1,352	362,637,216.97	100.00%	6.361	357	80.04	667
Total	**1,352**	**362,637,216.97**	**100.00%**	**6.361**	**357**	**80.04**	**667**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	23	5,055,845.99	1.39%	6.302	357	79.98	662
20.01 -25.00	34	8,632,552.99	2.38%	6.504	357	79.95	668
25.01 -30.00	61	14,153,119.83	3.90%	6.342	357	80.15	659
30.01 -35.00	174	43,045,881.79	11.87%	6.377	357	79.91	678
35.01 -40.00	307	84,486,732.23	23.30%	6.371	357	80.09	670
40.01 -45.00	369	106,560,638.54	29.38%	6.359	357	80.06	667
45.01 -50.00	377	98,755,318.42	27.23%	6.340	357	80.09	660
50.01 -55.00	7	1,947,127.18	0.54%	6.334	357	76.58	663
Total	**1,352**	**362,637,216.97**	**100.00%**	**6.361**	**357**	**80.04**	**667**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	1,352	362,637,216.97	100.00%	6.361	357	80.04	667
Total	**1,352**	**362,637,216.97**	**100.00%**	**6.361**	**357**	**80.04**	**667**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR IO	1,206	329,291,601.04	90.80%	6.386	357	80.04	667
3/27 6 MO LIBOR IO	146	33,345,615.93	9.20%	6.115	357	79.95	668
Total	**1,352**	**362,637,216.97**	**100.00%**	**6.361**	**357**	**80.04**	**667**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	1,352	362,637,216.97	100.00%	6.361	357	80.04	667
Total	**1,352**	**362,637,216.97**	**100.00%**	**6.361**	**357**	**80.04**	**667**

Prepayment Penalty Original Te	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	163	43,911,870.95	12.11%	6.770	357	80.12	669
Prepay Penalty: 12 months	61	16,399,767.73	4.52%	6.646	357	79.94	665
Prepay Penalty: 24 months	1,027	278,992,273.00	76.93%	6.310	357	80.04	666
Prepay Penalty: 36 months	101	23,333,305.29	6.43%	5.999	357	79.86	669
Total	**1,352**	**362,637,216.97**	**100.00%**	**6.361**	**357**	**80.04**	**667**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	1,352	362,637,216.97	100.00%	6.361	357	80.04	667
Total	**1,352**	**362,637,216.97**	**100.00%**	**6.361**	**357**	**80.04**	**667**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alternative Documentation	29	9,880,188.44	2.72%	6.107	357	80.00	693
Full Documentation	808	187,890,382.90	51.81%	6.263	357	79.96	648
Limited Documentation	38	10,409,700.20	2.87%	6.234	357	80.07	662
Stated Documentation	477	154,456,945.43	42.59%	6.505	357	80.13	688
Total	**1,352**	**362,637,216.97**	**100.00%**	**6.361**	**357**	**80.04**	**667**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	85	22,006,754.32	6.07%	6.332	357	79.27	656
Purchase	1,168	319,152,418.41	88.01%	6.361	357	80.08	669
Rate/Term Refinance	99	21,478,044.24	5.92%	6.384	357	80.12	649
Total	**1,352**	**362,637,216.97**	**100.00%**	**6.361**	**357**	**80.04**	**667**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	166	39,013,876.09	10.76%	6.287	357	80.01	676
Planned Unit Development	235	57,985,623.96	15.99%	6.476	357	80.11	651
Single Family	908	251,067,818.06	69.23%	6.341	357	80.00	668
Two-to-Four Family	43	14,569,898.86	4.02%	6.434	357	80.37	682
Total	**1,352**	**362,637,216.97**	**100.00%**	**6.361**	**357**	**80.04**	**667**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Primary	1,352	362,637,216.97	100.00%	6.361	357	80.04	667
Total	**1,352**	**362,637,216.97**	**100.00%**	**6.361**	**357**	**80.04**	**667**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	2	473,970.00	0.13%	7.050	357	83.81	620
Alaska	1	73,940.58	0.02%	6.350	357	74.75	637
Arizona	128	22,451,434.38	6.19%	6.750	357	79.91	639
Arkansas	1	148,239.99	0.04%	5.200	357	80.00	641
California	671	231,761,130.81	63.91%	6.250	357	80.05	676
Colorado	73	12,383,839.62	3.41%	6.476	357	79.75	644
Connecticut	2	674,399.99	0.19%	6.927	357	80.00	670
Delaware	1	214,800.00	0.06%	6.100	357	80.00	790
District of Columbia	2	559,999.98	0.15%	6.558	357	80.00	657
Florida	89	17,192,673.87	4.74%	6.615	357	80.24	657
Georgia	20	2,788,522.87	0.77%	6.789	356	80.63	628
Hawaii	13	4,348,311.97	1.20%	6.034	357	80.00	675
Idaho	7	952,610.57	0.26%	7.023	358	81.28	610
Illinois	34	7,014,553.57	1.93%	6.699	357	79.43	655
Indiana	4	728,000.00	0.20%	6.627	357	80.00	652
Iowa	3	382,380.00	0.11%	6.366	357	80.00	645
Kentucky	1	125,999.98	0.03%	6.350	357	80.00	671
Louisiana	1	100,000.00	0.03%	6.120	357	80.00	606
Maryland	16	4,215,047.68	1.16%	6.422	357	80.35	661
Massachusetts	10	2,938,599.98	0.81%	6.293	357	81.99	657
Michigan	11	1,416,746.20	0.39%	6.872	357	79.09	630
Minnesota	20	3,035,742.96	0.84%	6.638	357	80.19	662
Mississippi	4	514,847.89	0.14%	5.883	357	80.00	636
Missouri	4	418,320.00	0.12%	6.756	357	78.24	651
Nebraska	1	127,200.00	0.04%	6.900	357	80.00	686
Nevada	47	9,912,315.84	2.73%	6.595	357	79.97	646
New Hampshire	1	145,999.99	0.04%	5.600	357	80.00	700
New Jersey	11	3,061,519.40	0.84%	6.812	357	80.00	666
New Mexico	1	129,999.99	0.04%	5.800	357	77.38	688
New York	6	2,360,440.00	0.65%	6.094	357	80.00	650
North Carolina	5	692,052.00	0.19%	6.517	357	79.45	623
Ohio	8	930,000.00	0.26%	6.630	357	80.87	634
Oregon	16	2,394,058.70	0.66%	6.259	357	80.00	649
Pennsylvania	4	699,227.99	0.19%	6.646	357	80.00	639
Rhode Island	2	447,999.99	0.12%	6.472	357	80.00	633
South Carolina	3	540,102.04	0.15%	7.776	356	80.00	633
Tennessee	14	2,533,415.13	0.70%	6.657	357	80.87	644
Texas	24	4,694,471.12	1.29%	6.659	357	80.00	660
Utah	24	4,893,204.49	1.35%	6.399	357	80.12	655
Virginia	12	3,983,038.98	1.10%	6.329	357	80.43	675
Washington	50	9,509,501.49	2.62%	6.301	357	79.23	651
Wisconsin	4	608,556.93	0.17%	6.632	357	80.00	645
Wyoming	1	60,000.00	0.02%	7.245	358	70.59	615
Total	**1,352**	**362,637,216.97**	**100.00%**	**6.361**	**357**	**80.04**	**667**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000 - 1.499	2	331,200.00	0.09%	7.010	357	80.00	697
2.000 - 2.499	1	129,520.00	0.04%	7.495	357	80.00	583
3.000 - 3.499	3	988,179.12	0.27%	5.992	356	80.00	680
3.500 - 3.999	1	93,580.00	0.03%	5.650	357	80.00	655
4.500 - 4.999	5	1,213,800.00	0.33%	6.862	357	76.71	674
5.000 - 5.499	151	38,181,909.15	10.53%	6.168	357	80.02	672
5.500 - 5.999	1,109	302,152,309.75	83.32%	6.370	357	80.07	667
6.000 - 6.499	78	18,925,918.95	5.22%	6.554	357	79.79	643
6.500 - 6.999	2	620,800.00	0.17%	6.735	357	80.00	631
Total	**1,352**	**362,637,216.97**	**100.00%**	**6.361**	**357**	**80.04**	**667**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	7	2,141,570.92	0.59%	4.990	357	80.00	684
5.000 - 5.499	63	18,692,801.98	5.15%	5.307	357	79.60	679
5.500 - 5.999	309	91,999,428.11	25.37%	5.800	357	80.04	674
6.000 - 6.499	369	104,795,634.28	28.90%	6.269	357	80.01	667
6.500 - 6.999	370	96,522,892.80	26.62%	6.712	357	80.13	665
7.000 - 7.499	155	31,424,128.75	8.67%	7.235	357	79.85	646
7.500 - 7.999	73	16,247,160.13	4.48%	7.648	357	80.47	660
8.000 - 8.499	5	628,000.00	0.17%	8.234	357	80.49	615
8.500 - 8.999	1	185,600.00	0.05%	8.550	357	80.00	635
Total	**1,352**	**362,637,216.97**	**100.00%**	**6.361**	**357**	**80.04**	**667**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.000 -11.499	27	8,468,565.00	2.34%	5.364	357	80.00	684
11.500 -11.999	139	43,540,699.73	12.01%	5.761	358	80.08	677
12.000 -12.499	212	63,338,482.84	17.47%	6.134	357	79.80	667
12.500 -12.999	348	97,244,669.40	26.82%	6.237	357	80.00	667
13.000 -13.499	276	67,728,715.01	18.68%	6.476	357	80.00	663
13.500 -13.999	232	55,904,686.70	15.42%	6.816	357	80.20	665
14.000 -14.499	75	15,638,802.16	4.31%	7.228	357	80.02	650
14.500 -14.999	40	10,220,996.13	2.82%	7.633	357	80.91	669
15.000 -15.499	2	366,000.00	0.10%	8.203	357	83.44	634
15.500 -15.999	1	185,600.00	0.05%	8.550	357	80.00	635
Total	**1,352**	**362,637,216.97**	**100.00%**	**6.361**	**357**	**80.04**	**667**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	727	190,675,416.61	52.58%	6.337	357	80.13	668
3.000	625	171,961,800.36	47.42%	6.387	357	79.94	665
Total	**1,352**	**362,637,216.97**	**100.00%**	**6.361**	**357**	**80.04**	**667**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	625	171,961,800.36	47.42%	6.387	357	79.94	665
1.500	727	190,675,416.61	52.58%	6.337	357	80.13	668
Total	**1,352**	**362,637,216.97**	**100.00%**	**6.361**	**357**	**80.04**	**667**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10/01/06	1	131,200.00	0.04%	6.100	351	80.00	652
01/01/07	4	1,399,892.75	0.39%	6.259	354	80.00	656
02/01/07	22	5,996,638.80	1.65%	6.567	355	79.89	637
03/01/07	163	43,322,609.42	11.95%	6.359	356	80.24	665
04/01/07	647	178,100,714.18	49.11%	6.376	357	80.06	668
05/01/07	369	100,340,545.89	27.67%	6.406	358	79.94	666
03/01/08	1	173,669.99	0.05%	7.350	356	80.00	669
04/01/08	145	33,171,945.94	9.15%	6.109	357	79.95	668
Total	**1,352**	**362,637,216.97**	**100.00%**	**6.361**	**357**	**80.04**	**667**

Originator	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
FINANCE AMERICA	625	171,961,800.36	47.42%	6.387	357	79.94	665
NEW CENTURY	727	190,675,416.61	52.58%	6.337	357	80.13	668
Total	**1,352**	**362,637,216.97**	**100.00%**	**6.361**	**357**	**80.04**	**667**

Interest Only Term	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
24	368	104,451,712.82	28.80%	6.344	357	80.08	671
36	12	2,306,155.66	0.64%	6.454	357	81.67	636
60	972	255,879,348.49	70.56%	6.367	357	80.00	665
Total	**1,352**	**362,637,216.97**	**100.00%**	**6.361**	**357**	**80.04**	**667**

Silent Second Flag	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Silent Second	1,352	362,637,216.97	100.00%	6.361	357	80.04	667
Total	**1,352**	**362,637,216.97**	**100.00%**	**6.361**	**357**	**80.04**	**667**

Soundview 2005-3

ALL

Silent Second Flag	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
No Silent Second	1,108	351,546,124.97	49.22%	6.639	357	84.87	652
Silent Second	1,352	362,637,216.97	50.78%	6.361	357	80.04	667
Total	**2,460**	**714,183,341.94**	**100.00%**	**6.498**	**357**	**82.42**	**659**

Soundview 2005-3

Non-Conforming Group 2

Silent Second Flag	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
No Silent Second	363	176,385,611.82	53.58%	6.549	357	85.98	654
Silent Second	339	152,805,399.09	46.42%	6.301	357	80.11	678
Total	**702**	**329,191,010.91**	**100.00%**	**6.434**	**357**	**83.25**	**665**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Soundview 2005-3

ALL

Product IO Term	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR YR 2 YR IO TERM	695	203,550,395.24	28.50%	6.480	357	81.30	664
2/28 6 MO LIBOR YR 5 YR IO TERM	1,474	438,333,844.11	61.38%	6.543	357	83.08	656
3/27 6 MO LIBOR YR 3 YR IO TERM	51	12,098,679.67	1.69%	6.204	357	81.32	652
3/27 6 MO LIBOR YR 5 YR IO TERM	240	60,200,422.92	8.43%	6.285	357	81.60	664
Total	**2,460**	**714,183,341.94**	**100.00%**	**6.498**	**357**	**82.42**	**659**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Soundview 2005-3
New Century Loans

		Minimum	Maximum
Scheduled Principal Balance	$387,528,383	$60,775	$960,000
Average Scheduled Principal Balance	$275,038		
Number of Mortgage Loans	1,409		
Weighted Average Gross Coupon	6.474%	4.990%	9.700%
Weighted Average FICO Score	662	559	797
Weighted Average Combined Original LTV	81.73%	16.24%	95.00%
Weighted Average Original Term	360 months	360 months	360 months
Weighted Average Stated Remaining Term	357 months	351 months	358 months
Weighted Average Seasoning	3 months	2 months	9 months
Weighted Average Gross Margin	5.632%	1.000%	6.630%
Weighted Average Minimum Interest Rate	6.474%	4.990%	9.700%
Weighted Average Maximum Interest Rate	13.474%	11.990%	16.700%
Weighted Average Initial Rate Cap	1.500%	1.500%	1.500%
Weighted Average Subsequent Rate Cap	1.500%	1.500%	1.500%
Weighted Average Months to Roll	23 months	15 months	34 months
Maturity Date		Oct 1 2034	May 1 2035
Maximum Zip Code Concentration	0.61%	95122 (San Jose, CA)	

ARM	100.00%	Cash Out Refinance	37.16%
		Purchase	54.76%
2/28 6 MO LIBOR IO	81.34%	Rate/Term Refinance	8.08%
3/27 6 MO LIBOR IO	18.66%		
		Condominium	9.55%
Interest Only	100.00%	Planned Unit Development	14.71%
		Single Family	70.20%
Prepay Penalty: 0 months	18.22%	Two-to-Four Family	5.53%
Prepay Penalty: 12 months	2.58%		
Prepay Penalty: 24 months	68.06%	Primary	98.88%
Prepay Penalty: 36 months	11.14%	Second Home	1.12%
First Lien	100.00%	Top 5 States:	
		California	58.90%
Full Documentation	46.60%	Florida	6.22%
Limited Documentation	4.95%	Nevada	4.06%
Stated Documentation	48.45%	Arizona	3.09%
		Washington	2.45%

Soundview 2005-3

New Century Loans

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
50,000.01 - 100,000.00	65	5,588,902.27	1.44%	6.898	357	79.34	644
100,000.01 - 150,000.00	190	24,077,267.81	6.21%	6.649	357	81.52	649
150,000.01 - 200,000.00	221	38,714,397.93	9.99%	6.600	357	80.43	653
200,000.01 - 250,000.00	188	42,260,201.06	10.91%	6.523	357	79.56	659
250,000.01 - 300,000.00	206	56,715,899.81	14.64%	6.389	357	81.98	655
300,000.01 - 350,000.00	166	54,201,668.01	13.99%	6.453	357	82.81	661
350,000.01 - 400,000.00	141	52,844,896.78	13.64%	6.374	357	81.97	663
400,000.01 - 450,000.00	96	40,727,421.79	10.51%	6.458	357	82.34	671
450,000.01 - 500,000.00	61	28,907,064.24	7.46%	6.450	357	83.14	680
500,000.01 - 550,000.00	35	18,452,381.08	4.76%	6.355	357	83.28	674
550,000.01 - 600,000.00	22	12,690,158.81	3.27%	6.471	357	80.21	667
600,000.01 - 650,000.00	8	5,011,639.78	1.29%	6.999	357	86.60	664
650,000.01 - 700,000.00	4	2,728,413.67	0.70%	6.454	356	84.26	661
700,000.01 - 750,000.00	5	3,648,070.42	0.94%	6.167	357	80.03	684
950,000.01 - 1,000,000.00	1	960,000.00	0.25%	6.250	357	56.47	620
Total	**1,409**	**387,528,383.46**	**100.00%**	**6.474**	**357**	**81.73**	**662**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	19	5,814,270.90	1.50%	4.990	357	71.28	682
5.000 - 5.499	61	17,835,419.40	4.60%	5.267	357	77.39	668
5.500 - 5.999	312	93,489,487.67	24.12%	5.797	357	79.61	667
6.000 - 6.499	308	84,733,440.33	21.87%	6.237	357	80.33	663
6.500 - 6.999	389	105,418,819.02	27.20%	6.731	357	82.50	661
7.000 - 7.499	158	39,082,064.03	10.08%	7.229	357	85.95	655
7.500 - 7.999	119	30,692,089.96	7.92%	7.657	357	85.62	654
8.000 - 8.499	26	6,204,046.15	1.60%	8.213	356	89.85	642
8.500 - 8.999	13	3,359,699.05	0.87%	8.656	356	89.76	633
9.000 - 9.499	3	824,949.00	0.21%	9.142	356	95.00	612
9.500 - 9.999	1	74,097.95	0.02%	9.700	356	95.00	589
Total	**1,409**	**387,528,383.46**	**100.00%**	**6.474**	**357**	**81.73**	**662**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
550-574	1	145,800.00	0.04%	6.750	356	89.45	559
575-599	30	5,839,970.52	1.51%	7.077	356	84.21	588
600-624	258	63,851,585.61	16.48%	6.644	357	82.18	616
625-649	389	104,020,900.94	26.84%	6.530	357	81.78	637
650-674	317	88,053,363.22	22.72%	6.465	357	81.22	662
675-699	201	58,005,911.74	14.97%	6.293	357	81.51	686
700+	213	67,610,851.43	17.45%	6.341	357	81.86	729
Total	**1,409**	**387,528,383.46**	**100.00%**	**6.474**	**357**	**81.73**	**662**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	15	2,998,999.96	0.77%	6.069	357	39.58	655
50.00- 54.99	17	4,194,841.38	1.08%	5.788	357	53.18	679
55.00- 59.99	14	3,971,527.58	1.02%	6.081	357	57.70	635
60.00- 64.99	19	6,030,194.31	1.56%	5.727	357	62.80	656
65.00- 69.99	26	7,309,885.27	1.89%	6.207	357	68.27	653
70.00- 74.99	35	9,729,726.11	2.51%	5.945	357	71.90	655
75.00- 79.99	77	22,262,581.03	5.74%	6.336	357	77.69	652
80.00	740	194,320,262.16	50.14%	6.334	357	80.00	668
80.01- 84.99	41	10,637,347.67	2.74%	6.435	356	83.63	648
85.00- 89.99	123	36,829,576.06	9.50%	6.561	357	86.46	653
90.00- 94.99	223	66,940,469.82	17.27%	6.912	357	90.48	656
95.00- 99.99	79	22,302,972.11	5.76%	7.165	357	95.00	667
Total	**1,409**	**387,528,383.46**	**100.00%**	**6.474**	**357**	**81.73**	**662**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
360	1,409	387,528,383.46	100.00%	6.474	357	81.73	662
Total	**1,409**	**387,528,383.46**	**100.00%**	**6.474**	**357**	**81.73**	**662**

Stated Remaining Term (month	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
301-360	1,409	387,528,383.46	100.00%	6.474	357	81.73	662
Total	**1,409**	**387,528,383.46**	**100.00%**	**6.474**	**357**	**81.73**	**662**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	22	4,771,804.25	1.23%	6.344	357	84.63	667
20.01 -25.00	40	9,838,161.29	2.54%	6.562	357	80.03	671
25.01 -30.00	84	21,051,663.01	5.43%	6.381	357	81.25	666
30.01 -35.00	154	39,430,039.50	10.17%	6.414	357	81.93	669
35.01 -40.00	237	64,641,894.18	16.68%	6.492	357	82.65	666
40.01 -45.00	357	106,577,873.99	27.50%	6.477	357	81.64	663
45.01 -50.00	500	136,858,207.69	35.32%	6.504	357	81.47	655
50.01 -55.00	15	4,358,739.55	1.12%	6.137	357	79.74	657
Total	**1,409**	**387,528,383.46**	**100.00%**	**6.474**	**357**	**81.73**	**662**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	1,409	387,528,383.46	100.00%	6.474	357	81.73	662
Total	**1,409**	**387,528,383.46**	**100.00%**	**6.474**	**357**	**81.73**	**662**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR IO	1,118	315,229,280.87	81.34%	6.520	357	81.77	662
3/27 6 MO LIBOR IO	291	72,299,102.59	18.66%	6.271	357	81.55	662
Total	**1,409**	**387,528,383.46**	**100.00%**	**6.474**	**357**	**81.73**	**662**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	1,409	387,528,383.46	100.00%	6.474	357	81.73	662
Total	**1,409**	**387,528,383.46**	**100.00%**	**6.474**	**357**	**81.73**	**662**

Prepayment Penalty Original T	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	248	70,625,115.04	18.22%	6.860	357	82.30	668
Prepay Penalty: 12 months	35	9,980,356.76	2.58%	6.932	357	83.27	663
Prepay Penalty: 24 months	946	263,763,178.26	68.06%	6.416	357	81.59	660
Prepay Penalty: 36 months	180	43,159,733.40	11.14%	6.092	357	81.28	663
Total	**1,409**	**387,528,383.46**	**100.00%**	**6.474**	**357**	**81.73**	**662**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	1,409	387,528,383.46	100.00%	6.474	357	81.73	662
Total	**1,409**	**387,528,383.46**	**100.00%**	**6.474**	**357**	**81.73**	**662**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	724	180,585,813.38	46.60%	6.214	357	82.00	652
Limited Documentation	66	19,175,474.94	4.95%	6.337	357	82.81	652
Stated Documentation	619	187,767,095.14	48.45%	6.738	357	81.36	672
Total	**1,409**	**387,528,383.46**	**100.00%**	**6.474**	**357**	**81.73**	**662**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	506	144,012,530.05	37.16%	6.448	357	81.39	654
Purchase	773	212,220,569.35	54.76%	6.495	357	82.01	669
Rate/Term Refinance	130	31,295,284.06	8.08%	6.448	357	81.40	649
Total	**1,409**	**387,528,383.46**	**100.00%**	**6.474**	**357**	**81.73**	**662**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	155	37,025,612.29	9.55%	6.518	357	82.38	669
Planned Unit Development	208	57,022,316.89	14.71%	6.582	357	83.02	652
Single Family	982	272,049,768.57	70.20%	6.431	357	81.45	661
Two-to-Four Family	64	21,430,685.71	5.53%	6.655	357	80.70	681
Total	**1,409**	**387,528,383.46**	**100.00%**	**6.474**	**357**	**81.73**	**662**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Primary	1,392	383,189,263.46	98.88%	6.464	357	81.70	662
Second Home	17	4,339,120.00	1.12%	7.317	357	84.28	670
Total	**1,409**	**387,528,383.46**	**100.00%**	**6.474**	**357**	**81.73**	**662**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	4	954,379.99	0.25%	7.398	357	85.76	635
Alaska	1	73,940.58	0.02%	6.350	357	74.75	637
Arizona	60	11,969,750.17	3.09%	6.720	357	83.27	642
Arkansas	1	148,239.99	0.04%	5.200	357	80.00	641
California	679	228,234,989.67	58.90%	6.333	357	81.15	667
Colorado	48	8,901,711.41	2.30%	6.607	357	83.61	643
Connecticut	4	1,430,749.99	0.37%	6.442	357	81.11	648
Delaware	1	214,800.00	0.06%	6.100	357	80.00	790
District of Columbia	2	421,157.34	0.11%	6.522	356	82.20	665
Florida	123	24,121,916.48	6.22%	6.922	357	83.53	657
Georgia	25	3,727,647.72	0.96%	6.761	356	82.95	649
Hawaii	9	3,296,311.97	0.85%	5.769	356	81.02	664
Idaho	3	321,410.57	0.08%	6.868	357	83.78	646
Illinois	39	8,207,360.02	2.12%	6.726	357	81.40	673
Indiana	7	1,159,337.49	0.30%	7.092	357	86.58	648
Iowa	3	287,979.68	0.07%	6.645	357	79.46	647
Kentucky	1	125,999.98	0.03%	6.350	357	80.00	671
Maryland	25	6,905,390.10	1.78%	6.716	357	84.16	653
Massachusetts	28	9,423,919.20	2.43%	6.511	357	83.84	662
Michigan	14	2,093,893.07	0.54%	7.076	357	82.23	635
Minnesota	31	5,620,599.70	1.45%	6.942	357	82.66	645
Mississippi	4	514,847.89	0.13%	5.883	357	80.00	636
Montana	3	613,210.00	0.16%	6.785	357	76.35	672
Nebraska	2	205,083.32	0.05%	7.546	356	85.70	669
Nevada	64	15,724,907.42	4.06%	6.621	357	81.43	651
New Hampshire	1	145,999.99	0.04%	5.600	357	80.00	700
New Jersey	29	7,935,928.56	2.05%	6.946	357	82.52	661
New Mexico	1	129,999.99	0.03%	5.800	357	77.38	688
New York	25	9,174,189.98	2.37%	6.189	357	79.53	679
North Carolina	5	939,220.00	0.24%	6.745	357	83.24	618
Ohio	9	1,266,388.57	0.33%	7.076	357	87.05	639
Oregon	16	2,554,848.42	0.66%	6.596	356	81.93	655
Pennsylvania	10	2,126,302.98	0.55%	6.976	357	85.35	639
Rhode Island	3	681,999.99	0.18%	6.825	357	83.43	639
South Carolina	5	750,751.73	0.19%	7.796	356	82.10	631
Tennessee	18	3,207,074.36	0.83%	6.809	357	83.08	646
Texas	18	3,671,966.67	0.95%	6.566	357	79.97	655
Utah	19	3,979,946.35	1.03%	6.294	357	82.89	649
Virginia	17	6,035,722.93	1.56%	6.774	357	83.86	659
Washington	46	9,510,702.48	2.45%	6.422	357	81.02	654
Wisconsin	5	572,206.93	0.15%	6.729	356	81.92	650
Wyoming	1	145,599.78	0.04%	5.880	357	80.00	654
Total	**1,409**	**387,528,383.46**	**100.00%**	**6.474**	**357**	**81.73**	**662**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000 - 1.499	4	1,080,800.00	0.28%	7.021	357	88.90	693
2.000 - 2.499	1	650,000.00	0.17%	7.250	357	89.66	625
3.000 - 3.499	2	492,979.12	0.13%	6.234	356	80.00	688
3.500 - 3.999	3	952,778.60	0.25%	6.340	357	80.20	637
4.500 - 4.999	2	622,431.25	0.16%	6.537	356	83.43	664
5.000 - 5.499	56	13,604,930.85	3.51%	6.321	356	81.23	660
5.500 - 5.999	1,299	357,866,177.39	92.35%	6.467	357	81.79	662
6.000 - 6.499	38	11,239,576.25	2.90%	6.782	357	79.00	649
6.500 - 6.999	4	1,018,710.00	0.26%	6.695	357	85.26	623
Total	**1,409**	**387,528,383.46**	**100.00%**	**6.474**	**357**	**81.73**	**662**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	19	5,814,270.90	1.50%	4.990	357	71.28	682
5.000 - 5.499	61	17,835,419.40	4.60%	5.267	357	77.39	668
5.500 - 5.999	312	93,489,487.67	24.12%	5.797	357	79.61	667
6.000 - 6.499	308	84,733,440.33	21.87%	6.237	357	80.33	663
6.500 - 6.999	389	105,418,819.02	27.20%	6.731	357	82.50	661
7.000 - 7.499	158	39,082,064.03	10.08%	7.229	357	85.95	655
7.500 - 7.999	119	30,692,089.96	7.92%	7.657	357	85.62	654
8.000 - 8.499	26	6,204,046.15	1.60%	8.213	356	89.85	642
8.500 - 8.999	13	3,359,699.05	0.87%	8.656	356	89.76	633
9.000 - 9.499	3	824,949.00	0.21%	9.142	356	95.00	612
9.500 - 9.999	1	74,097.95	0.02%	9.700	356	95.00	589
Total	**1,409**	**387,528,383.46**	**100.00%**	**6.474**	**357**	**81.73**	**662**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.500 -11.999	19	5,814,270.90	1.50%	4.990	357	71.28	682
12.000 -12.499	61	17,835,419.40	4.60%	5.267	357	77.39	668
12.500 -12.999	312	93,489,487.67	24.12%	5.797	357	79.61	667
13.000 -13.499	308	84,733,440.33	21.87%	6.237	357	80.33	663
13.500 -13.999	389	105,418,819.02	27.20%	6.731	357	82.50	661
14.000 -14.499	158	39,082,064.03	10.08%	7.229	357	85.95	655
14.500 -14.999	119	30,692,089.96	7.92%	7.657	357	85.62	654
15.000 -15.499	26	6,204,046.15	1.60%	8.213	356	89.85	642
15.500 -15.999	13	3,359,699.05	0.87%	8.656	356	89.76	633
16.000 -16.499	3	824,949.00	0.21%	9.142	356	95.00	612
16.500 -16.999	1	74,097.95	0.02%	9.700	356	95.00	589
Total	**1,409**	**387,528,383.46**	**100.00%**	**6.474**	**357**	**81.73**	**662**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	1,409	387,528,383.46	100.00%	6.474	357	81.73	662
Total	**1,409**	**387,528,383.46**	**100.00%**	**6.474**	**357**	**81.73**	**662**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	1,409	387,528,383.46	100.00%	6.474	357	81.73	662
Total	**1,409**	**387,528,383.46**	**100.00%**	**6.474**	**357**	**81.73**	**662**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10/01/06	1	131,200.00	0.03%	6.100	351	80.00	652
11/01/06	1	140,357.72	0.04%	7.100	352	90.00	640
12/01/06	3	836,250.00	0.22%	7.259	353	91.45	670
01/01/07	7	2,273,571.74	0.59%	6.432	354	78.74	673
02/01/07	68	17,260,968.76	4.45%	6.697	355	82.93	636
03/01/07	223	59,436,742.71	15.34%	6.611	356	82.92	653
04/01/07	812	234,308,939.94	60.46%	6.483	357	81.39	666
05/01/07	3	841,250.00	0.22%	6.392	358	81.34	690
10/01/07	1	179,799.38	0.05%	7.400	351	83.72	668
03/01/08	6	1,351,241.80	0.35%	7.367	356	92.32	639
04/01/08	283	70,580,061.41	18.21%	6.249	357	81.37	662
05/01/08	1	188,000.00	0.05%	5.550	358	69.63	634
Total	**1,409**	**387,528,383.46**	**100.00%**	**6.474**	**357**	**81.73**	**662**

Originator	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
NEW CENTURY	1,409	387,528,383.46	100.00%	6.474	357	81.73	662
Total	**1,409**	**387,528,383.46**	**100.00%**	**6.474**	**357**	**81.73**	**662**

Interest Only Term	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
24	695	203,550,395.24	52.53%	6.480	357	81.30	664
36	51	12,098,679.67	3.12%	6.204	357	81.32	652
60	663	171,879,308.55	44.35%	6.485	357	82.27	659
Total	**1,409**	**387,528,383.46**	**100.00%**	**6.474**	**357**	**81.73**	**662**

Silent Second Flag	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
No Silent Second	682	196,852,966.85	50.80%	6.606	357	83.29	656
Silent Second	727	190,675,416.61	49.20%	6.337	357	80.13	668
Total	**1,409**	**387,528,383.46**	**100.00%**	**6.474**	**357**	**81.73**	**662**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Soundview 2005-3
Finance America Loans

			Minimum	Maximum
Scheduled Principal Balance	$326,654,958		$54,900	$750,000
Average Scheduled Principal Balance	$310,804			
Number of Mortgage Loans	1,051			
Weighted Average Gross Coupon	6.526%		5.250%	9.225%
Weighted Average FICO Score	656		580	789
Weighted Average Combined Original LTV	83.23%		42.96%	95.00%
Weighted Average Original Term	360 months		360 months	360 months
Weighted Average Stated Remaining Term	357 months		356 months	358 months
Weighted Average Seasoning	3 months		2 months	4 months
Weighted Average Gross Margin	5.818%		2.000%	7.000%
Weighted Average Minimum Interest Rate	6.526%		5.250%	9.225%
Weighted Average Maximum Interest Rate	12.528%		11.250%	15.225%
Weighted Average Initial Rate Cap	2.999%		2.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%		1.000%	1.000%
Weighted Average Months to Roll	21 months		20 months	22 months
Maturity Date			Mar 1 2035	May 1 2035
Maximum Zip Code Concentration	1.61%	95020 (Gilroy, CA)		
ARM	100.00%	Cash Out Refinance		35.10%
		Purchase		61.37%
2/28 6 MO LIBOR IO	100.00%	Rate/Term Refinance		3.53%
Interest Only	100.00%	Condominium		7.91%
		Planned Unit Development		14.27%
Prepay Penalty: 0 months	9.97%	Single Family		74.78%
Prepay Penalty: 12 months	7.05%	Two-to-Four Family		3.04%
Prepay Penalty: 24 months	81.38%			
Prepay Penalty: 36 months	1.60%	Primary		100.00%
First Lien	100.00%	Top 5 States:		
		California		69.31%
Alternative Documentation	6.06%	Arizona		7.60%
Full Documentation	45.28%	Florida		3.69%
Stated Documentation	48.66%	Illinois		3.34%
		Colorado		2.79%

Soundview 2005-3

Finance America Loans

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
50,000.01 - 100,000.00	36	2,933,500.70	0.90%	7.002	357	78.82	620
100,000.01 - 150,000.00	126	16,329,892.85	5.00%	6.914	358	81.95	632
150,000.01 - 200,000.00	163	28,439,682.65	8.71%	6.644	358	81.41	646
200,000.01 - 250,000.00	112	25,336,036.07	7.76%	6.593	358	81.37	655
250,000.01 - 300,000.00	115	31,474,829.00	9.64%	6.662	358	82.16	651
300,000.01 - 350,000.00	109	35,314,781.39	10.81%	6.501	357	83.12	658
350,000.01 - 400,000.00	83	31,359,969.85	9.60%	6.455	357	82.30	657
400,000.01 - 450,000.00	98	41,479,252.25	12.70%	6.395	358	83.53	661
450,000.01 - 500,000.00	79	37,710,054.00	11.54%	6.418	357	83.61	659
500,000.01 - 550,000.00	51	26,817,630.85	8.21%	6.484	357	85.32	668
550,000.01 - 600,000.00	39	22,464,604.87	6.88%	6.350	358	83.72	686
600,000.01 - 650,000.00	19	11,960,700.00	3.66%	6.537	357	87.69	641
650,000.01 - 700,000.00	7	4,730,050.00	1.45%	6.841	358	85.39	623
700,000.01 - 750,000.00	14	10,303,974.00	3.15%	6.445	358	87.33	649
Total	**1,051**	**326,654,958.48**	**100.00%**	**6.526**	**357**	**83.23**	**656**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	35	11,966,815.00	3.66%	5.354	357	80.47	679
5.500 - 5.999	189	64,826,415.71	19.85%	5.831	358	81.94	674
6.000 - 6.499	269	89,868,210.87	27.51%	6.294	357	82.24	658
6.500 - 6.999	316	99,836,132.69	30.56%	6.748	357	83.93	652
7.000 - 7.499	147	37,741,430.21	11.55%	7.260	358	84.21	642
7.500 - 7.999	74	17,870,858.00	5.47%	7.717	357	86.44	631
8.000 - 8.499	14	2,724,250.00	0.83%	8.216	358	90.83	619
8.500 - 8.999	4	1,337,771.00	0.41%	8.790	358	95.00	633
9.000 - 9.499	3	483,075.00	0.15%	9.202	358	95.00	624
Total	**1,051**	**326,654,958.48**	**100.00%**	**6.526**	**357**	**83.23**	**656**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
575-599	134	31,993,647.51	9.79%	6.848	358	81.47	589
600-624	212	62,903,016.75	19.26%	6.690	357	83.74	612
625-649	192	58,844,463.92	18.01%	6.588	357	84.18	637
650-674	215	70,446,141.29	21.57%	6.467	357	83.66	662
675-699	140	45,867,685.51	14.04%	6.405	358	81.99	686
700+	158	56,600,003.50	17.33%	6.271	358	83.15	731
Total	**1,051**	**326,654,958.48**	**100.00%**	**6.526**	**357**	**83.23**	**656**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO

0.01- 49.99	2	444,254.09	0.14%	6.476	358	44.26	643
50.00- 54.99	2	547,500.00	0.17%	6.075	358	52.55	602
55.00- 59.99	3	919,000.00	0.28%	6.447	358	56.88	609
60.00- 64.99	6	2,180,999.41	0.67%	6.347	358	63.16	617
65.00- 69.99	5	935,799.70	0.29%	6.676	357	66.98	603
70.00- 74.99	23	4,607,173.66	1.41%	6.405	358	72.34	637
75.00- 79.99	54	15,602,525.00	4.78%	6.622	358	76.99	641
80.00	623	178,652,968.89	54.69%	6.379	357	80.00	664
80.01- 84.99	32	13,713,048.67	4.20%	6.544	357	83.73	633
85.00- 89.99	70	25,061,338.80	7.67%	6.595	357	86.78	644
90.00- 94.99	150	53,779,821.44	16.46%	6.723	357	90.49	652
95.00- 99.99	81	30,210,528.82	9.25%	6.973	357	95.00	655
Total	**1,051**	**326,654,958.48**	**100.00%**	**6.526**	**357**	**83.23**	**656**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
360	1,051	326,654,958.48	100.00%	6.526	357	83.23	656
Total	**1,051**	**326,654,958.48**	**100.00%**	**6.526**	**357**	**83.23**	**656**

Stated Remaining Term (montl	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
301-360	1,051	326,654,958.48	100.00%	6.526	357	83.23	656
Total	**1,051**	**326,654,958.48**	**100.00%**	**6.526**	**357**	**83.23**	**656**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	33	10,203,016.21	3.12%	6.455	357	86.19	664
20.01 -25.00	38	10,882,287.00	3.33%	6.582	357	82.70	666
25.01 -30.00	76	22,249,044.00	6.81%	6.575	358	83.95	646
30.01 -35.00	182	53,166,013.30	16.28%	6.539	357	83.15	665
35.01 -40.00	299	96,173,077.44	29.44%	6.506	357	83.25	657
40.01 -45.00	286	93,234,822.44	28.54%	6.551	357	83.05	654
45.01 -50.00	137	40,746,698.09	12.47%	6.476	358	82.70	648
Total	**1,051**	**326,654,958.48**	**100.00%**	**6.526**	**357**	**83.23**	**656**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	1,051	326,654,958.48	100.00%	6.526	357	83.23	656
Total	**1,051**	**326,654,958.48**	**100.00%**	**6.526**	**357**	**83.23**	**656**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR IO	1,051	326,654,958.48	100.00%	6.526	357	83.23	656
Total	**1,051**	**326,654,958.48**	**100.00%**	**6.526**	**357**	**83.23**	**656**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	1,051	326,654,958.48	100.00%	6.526	357	83.23	656
Total	**1,051**	**326,654,958.48**	**100.00%**	**6.526**	**357**	**83.23**	**656**

Prepayment Penalty Original T	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	99	32,582,660.00	9.97%	6.923	358	83.92	658
Prepay Penalty: 12 months	72	23,014,188.31	7.05%	6.890	358	83.39	653
Prepay Penalty: 24 months	865	265,823,767.51	81.38%	6.452	357	83.12	657
Prepay Penalty: 36 months	15	5,234,342.66	1.60%	6.214	358	84.04	637
Total	**1,051**	**326,654,958.48**	**100.00%**	**6.526**	**357**	**83.23**	**656**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	1,051	326,654,958.48	100.00%	6.526	357	83.23	656
Total	**1,051**	**326,654,958.48**	**100.00%**	**6.526**	**357**	**83.23**	**656**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alternative Documentation	53	19,806,888.44	6.06%	6.341	357	83.94	667
Full Documentation	570	147,902,261.63	45.28%	6.460	358	82.84	639
Stated Documentation	428	158,945,808.41	48.66%	6.612	358	83.51	671
Total	**1,051**	**326,654,958.48**	**100.00%**	**6.526**	**357**	**83.23**	**656**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	336	114,652,002.17	35.10%	6.676	357	84.90	644
Purchase	674	200,467,476.28	61.37%	6.431	357	82.14	664
Rate/Term Refinance	41	11,535,480.03	3.53%	6.705	357	85.69	637
Total	**1,051**	**326,654,958.48**	**100.00%**	**6.526**	**357**	**83.23**	**656**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	106	25,830,045.75	7.91%	6.480	358	82.80	672
Planned Unit Development	169	46,626,869.16	14.27%	6.571	358	84.05	648
Single Family	748	244,267,813.70	74.78%	6.525	357	83.07	656
Two-to-Four Family	28	9,930,229.87	3.04%	6.478	357	84.56	654
Total	**1,051**	**326,654,958.48**	**100.00%**	**6.526**	**357**	**83.23**	**656**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Primary	1,051	326,654,958.48	100.00%	6.526	357	83.23	656
Total	**1,051**	**326,654,958.48**	**100.00%**	**6.526**	**357**	**83.23**	**656**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Arizona	128	24,814,945.69	7.60%	6.865	358	82.05	637
Arkansas	1	312,720.00	0.10%	7.375	358	94.76	580
California	593	226,396,444.75	69.31%	6.396	357	83.21	661
Colorado	50	9,121,041.70	2.79%	6.639	358	81.90	642
District of Columbia	3	708,000.00	0.22%	7.002	358	78.84	630
Florida	56	12,049,701.75	3.69%	6.885	358	84.60	648
Georgia	4	482,265.00	0.15%	7.732	357	82.51	604
Hawaii	16	6,584,710.00	2.02%	6.445	358	82.82	651
Idaho	6	907,560.00	0.28%	7.244	358	83.81	599
Illinois	45	10,920,526.00	3.34%	7.273	358	85.13	658
Indiana	1	168,000.00	0.05%	6.385	356	80.00	602
Iowa	1	158,400.00	0.05%	6.350	358	80.00	639
Kentucky	2	359,400.00	0.11%	6.556	357	89.68	702
Louisiana	1	100,000.00	0.03%	6.120	357	80.00	606
Maryland	8	2,434,350.00	0.75%	6.794	358	85.72	631
Massachusetts	1	311,200.00	0.10%	6.370	357	80.00	621
Michigan	6	1,290,050.00	0.39%	7.819	358	91.46	611
Minnesota	3	1,094,500.00	0.34%	6.509	358	86.31	625
Mississippi	1	190,000.00	0.06%	6.990	357	86.36	623
Missouri	5	635,070.00	0.19%	6.915	357	80.54	648
Nevada	18	4,074,827.80	1.25%	6.753	357	81.71	645
New Jersey	11	4,259,600.00	1.30%	6.484	358	79.81	638
New Mexico	1	143,100.00	0.04%	7.350	358	90.00	757
New York	4	1,784,750.00	0.55%	6.716	358	82.85	696
North Carolina	2	259,632.00	0.08%	6.297	358	80.00	628
Ohio	12	1,456,895.00	0.45%	6.970	357	85.03	631
Oregon	7	1,727,166.67	0.53%	6.416	358	88.84	654
Pennsylvania	2	518,900.00	0.16%	6.314	358	76.91	674
Texas	9	1,573,800.00	0.48%	7.086	358	82.82	658
Utah	18	3,318,333.12	1.02%	6.622	357	83.56	651
Virginia	17	5,032,159.00	1.54%	6.782	358	84.92	662
Washington	17	3,182,110.00	0.97%	6.389	358	82.15	635
Wisconsin	1	224,800.00	0.07%	7.250	357	80.00	679
Wyoming	1	60,000.00	0.02%	7.245	358	70.59	615
Total	**1,051**	**326,654,958.48**	**100.00%**	**6.526**	**357**	**83.23**	**656**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000 - 2.499	1	129,520.00	0.04%	7.495	357	80.00	583
3.000 - 3.499	1	495,200.00	0.15%	5.750	357	80.00	673
4.500 - 4.999	9	1,801,100.00	0.55%	7.318	357	83.02	683
5.000 - 5.499	145	38,693,347.66	11.85%	6.376	358	80.86	672
5.500 - 5.999	528	156,672,903.51	47.96%	6.388	357	80.48	666
6.000 - 6.499	343	120,907,219.31	37.01%	6.676	357	86.95	641
6.500 - 6.999	21	6,987,318.00	2.14%	7.576	357	92.57	610
7.000 - 7.499	3	968,350.00	0.30%	7.527	357	93.26	595
Total	**1,051**	**326,654,958.48**	**100.00%**	**6.526**	**357**	**83.23**	**656**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	35	11,966,815.00	3.66%	5.354	357	80.47	679
5.500 - 5.999	189	64,826,415.71	19.85%	5.831	358	81.94	674
6.000 - 6.499	269	89,868,210.87	27.51%	6.294	357	82.24	658
6.500 - 6.999	316	99,836,132.69	30.56%	6.748	357	83.93	652
7.000 - 7.499	147	37,741,430.21	11.55%	7.260	358	84.21	642
7.500 - 7.999	74	17,870,858.00	5.47%	7.717	357	86.44	631
8.000 - 8.499	14	2,724,250.00	0.83%	8.216	358	90.83	619
8.500 - 8.999	4	1,337,771.00	0.41%	8.790	358	95.00	633
9.000 - 9.499	3	483,075.00	0.15%	9.202	358	95.00	624
Total	**1,051**	**326,654,958.48**	**100.00%**	**6.526**	**357**	**83.23**	**656**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.000 -11.499	35	11,966,815.00	3.66%	5.354	357	80.47	679
11.500 -11.999	189	64,826,415.71	19.85%	5.831	358	81.94	674
12.000 -12.499	269	89,868,210.87	27.51%	6.294	357	82.24	658
12.500 -12.999	315	99,436,132.69	30.44%	6.748	357	83.91	652
13.000 -13.499	147	37,741,430.21	11.55%	7.260	358	84.21	642
13.500 -13.999	75	18,270,858.00	5.59%	7.693	357	86.45	632
14.000 -14.499	14	2,724,250.00	0.83%	8.216	358	90.83	619
14.500 -14.999	4	1,337,771.00	0.41%	8.790	358	95.00	633
15.000 -15.499	3	483,075.00	0.15%	9.202	358	95.00	624
Total	**1,051**	**326,654,958.48**	**100.00%**	**6.526**	**357**	**83.23**	**656**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000	1	400,000.00	0.12%	6.600	357	86.96	651
3.000	1,050	326,254,958.48	99.88%	6.526	357	83.23	656
Total	**1,051**	**326,654,958.48**	**100.00%**	**6.526**	**357**	**83.23**	**656**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	1,051	326,654,958.48	100.00%	6.526	357	83.23	656
Total	**1,051**	**326,654,958.48**	**100.00%**	**6.526**	**357**	**83.23**	**656**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
03/01/07	105	35,055,848.52	10.73%	6.526	356	84.10	656
04/01/07	324	100,403,690.77	30.74%	6.516	357	83.08	653
05/01/07	622	191,195,419.19	58.53%	6.532	358	83.15	658
Total	**1,051**	**326,654,958.48**	**100.00%**	**6.526**	**357**	**83.23**	**656**

Originator	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
FINANCE AMERICA	1,051	326,654,958.48	100.00%	6.526	357	83.23	656
Total	**1,051**	**326,654,958.48**	**100.00%**	**6.526**	**357**	**83.23**	**656**

Interest Only Term	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
60	1,051	326,654,958.48	100.00%	6.526	357	83.23	656
Total	**1,051**	**326,654,958.48**	**100.00%**	**6.526**	**357**	**83.23**	**656**

Silent Second Flag	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
No Silent Second	426	154,693,158.12	47.36%	6.682	357	86.89	646
Silent Second	625	171,961,800.36	52.64%	6.387	357	79.94	665
Total	**1,051**	**326,654,958.48**	**100.00%**	**6.526**	**357**	**83.23**	**656**

Soundview 2005-3

First Liens

FICO	% of total deal	WA LTV	Max LTV	% Full Doc	% Owner Occ	% IO	WAC	WA Margin	with Silent 2nd
540 - 559	0.02%	89.45	89.45	100.00%	100.00%	100.00%	6.750	6.500	0.00%
580 - 599	5.30%	81.90	95.00	80.70%	100.00%	100.00%	6.883	5.909	50.29%
600 - 619	12.51%	82.66	95.00	64.53%	99.46%	100.00%	6.692	5.785	33.56%
620 - 639	18.29%	82.98	95.00	60.21%	99.40%	100.00%	6.593	5.715	38.69%
640 - 659	18.40%	82.24	95.00	43.62%	99.54%	100.00%	6.496	5.713	47.13%
660 - 679	17.16%	82.36	95.00	38.12%	99.46%	100.00%	6.438	5.675	59.54%
680 - 699	10.93%	81.79	95.00	34.33%	99.34%	100.00%	6.326	5.670	68.36%
700 - 719	7.69%	82.38	95.00	21.09%	98.73%	100.00%	6.341	5.700	56.03%
720 - 739	4.31%	82.01	95.00	22.15%	98.53%	100.00%	6.353	5.709	64.27%
740 - 759	3.20%	82.51	95.00	22.66%	99.34%	100.00%	6.195	5.642	65.43%
760 - 779	1.51%	83.89	95.00	43.51%	100.00%	100.00%	6.296	5.646	56.20%
780 - 799	0.68%	82.52	95.00	49.70%	100.00%	100.00%	6.239	5.667	67.07%
Total	100.00%	82.42	95.00	45.99%	99.39%	100.00%	6.498	5.717	50.78%

Second Liens

FICO	% of total deal	WA LTV	Max LTV	% Full Doc	% Owner Occ	% IO	WAC	WA Margin	with Silent 2nd

There are no second liens. All the loans in the deal are first liens

IO loans (Same as above, all the loans are first lien IOs)

FICO	% of total deal	WA LTV	Max LTV	% Full Doc	% Owner Occ	% IO	WAC	WA Margin	with Silent 2nd
540 - 559	0.02%	89.45	89.45	100.00%	100.00%	100.00%	6.750	6.500	0.00%
580 - 599	5.30%	81.90	95.00	80.70%	100.00%	100.00%	6.883	5.909	50.29%
600 - 619	12.51%	82.66	95.00	64.53%	99.46%	100.00%	6.692	5.785	33.56%
620 - 639	18.29%	82.98	95.00	60.21%	99.40%	100.00%	6.593	5.715	38.69%
640 - 659	18.40%	82.24	95.00	43.62%	99.54%	100.00%	6.496	5.713	47.13%
660 - 679	17.16%	82.36	95.00	38.12%	99.46%	100.00%	6.438	5.675	59.54%
680 - 699	10.93%	81.79	95.00	34.33%	99.34%	100.00%	6.326	5.670	68.36%
700 - 719	7.69%	82.38	95.00	21.09%	98.73%	100.00%	6.341	5.700	56.03%
720 - 739	4.31%	82.01	95.00	22.15%	98.53%	100.00%	6.353	5.709	64.27%
740 - 759	3.20%	82.51	95.00	22.66%	99.34%	100.00%	6.195	5.642	65.43%
760 - 779	1.51%	83.89	95.00	43.51%	100.00%	100.00%	6.296	5.646	56.20%
780 - 799	0.68%	82.52	95.00	49.70%	100.00%	100.00%	6.239	5.667	67.07%
Total	100.00%	82.42	95.00	45.99%	99.39%	100.00%	6.498	5.717	50.78%

We needs strats broken out in this format for Total ARMs, Total Fixed, Total IO Loans seperately
We also need this for the total pool combined

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
50,000.01 - 75,000.00	22	$1,457,129.00	0.20	$66,227.43	7.319	75.35	618
75,000.01 - 100,000.00	79	$7,066,111.00	0.99	$89,435.44	6.854	79.95	639
100,000.01 - 125,000.00	124	$14,041,361.00	1.97	$113,232.08	6.793	81.32	644
125,000.01 - 150,000.00	192	$26,398,445.00	3.69	$137,324.91	6.737	81.89	640
150,000.01 - 175,000.00	195	$31,749,199.00	4.44	$162,791.80	6.640	80.70	650
175,000.01 - 200,000.00	189	$35,412,425.00	4.96	$187,352.80	6.599	80.97	651
200,000.01 - 225,000.00	160	$34,250,591.70	4.80	$214,058.15	6.555	80.16	659
225,000.01 - 250,000.00	140	$33,347,724.00	4.67	$238,192.38	6.544	80.33	655
250,000.01 - 275,000.00	163	$42,851,223.00	6.00	$262,881.27	6.545	82.28	651
275,000.01 - 300,000.00	158	$45,347,070.00	6.35	$286,968.88	6.431	81.82	656
300,000.01 - 333,700.00	179	$56,662,934.50	7.93	$316,546.92	6.516	82.95	659
333,700.01 - 350,000.00	96	$32,855,358.59	4.60	$342,234.90	6.396	82.89	661
350,000.01 - 600,000.00	705	$313,459,802.39	43.89	$444,614.80	6.419	82.98	667
600,000.01 - 1,000,000.00	58	$39,344,948.00	5.51	$678,324.96	6.561	85.47	649
Total	2,460	$714,244,322.18	100.00	$290,318.43	6.498	82.42	659

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
50,000.01 - 75,000.00	22	$1,457,003.55	0.20	$66,227.43	7.319	75.35	618
75,000.01 - 100,000.00	79	$7,065,399.42	0.99	$89,435.44	6.854	79.95	639
100,000.01 - 125,000.00	125	$14,154,456.45	1.98	$113,235.65	6.789	81.21	645
125,000.01 - 150,000.00	191	$26,252,704.21	3.68	$137,448.71	6.739	81.95	640
150,000.01 - 175,000.00	195	$31,744,401.01	4.44	$162,791.80	6.640	80.70	650
175,000.01 - 200,000.00	189	$35,409,679.57	4.96	$187,352.80	6.599	80.97	651
200,000.01 - 225,000.00	160	$34,249,303.77	4.80	$214,058.15	6.555	80.16	659
225,000.01 - 250,000.00	140	$33,346,933.36	4.67	$238,192.38	6.544	80.33	655
250,000.01 - 275,000.00	163	$42,849,646.30	6.00	$262,881.27	6.545	82.28	651
275,000.01 - 300,000.00	158	$45,341,082.51	6.35	$286,968.88	6.431	81.82	656
300,000.01 - 333,700.00	179	$56,661,899.14	7.93	$316,546.92	6.516	82.95	659
333,700.01 - 350,000.00	96	$32,854,550.26	4.60	$342,234.90	6.396	82.89	661
350,000.01 - 600,000.00	705	$313,453,434.52	43.89	$444,614.80	6.419	82.98	667
600,000.01 - 1,000,000.00	58	$39,342,847.87	5.51	$678,324.96	6.561	85.47	649
Total	2,460	$714,183,341.94	100.00	$290,318.43	6.498	82.42	659

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
04.500 - 4.999	19	$5,814,270.90	0.81	$306,014.26	4.990	71.28	682
05.000 - 5.499	96	$29,802,234.40	4.17	$310,439.94	5.302	78.63	673
05.500 - 5.999	501	$158,315,903.38	22.17	$315,999.81	5.811	80.56	670
06.000 - 6.499	577	$174,601,651.20	24.45	$302,602.52	6.266	81.31	661
06.500 - 6.999	705	$205,254,951.71	28.74	$291,141.78	6.739	83.20	657
07.000 - 7.499	305	$76,823,494.24	10.76	$251,880.31	7.244	85.09	648
07.500 - 7.999	193	$48,562,947.96	6.80	$251,621.49	7.679	85.92	646
08.000 - 8.499	40	$8,928,296.15	1.25	$223,207.40	8.214	90.15	635
08.500 - 8.999	17	$4,697,470.05	0.66	$276,321.77	8.694	91.25	633
09.000 - 9.499	6	$1,308,024.00	0.18	$218,004.00	9.164	95.00	616
09.500 - 9.999	1	$74,097.95	0.01	$74,097.95	9.700	95.00	589
Total	2,460	$714,183,341.94	100.00	$290,318.43	6.498	82.42	659

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
241 - 360	2,460	$714,183,341.94	100.00	$290,318.43	6.498	82.42	659
Total	2,460	$714,183,341.94	100.00	$290,318.43	6.498	82.42	659

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
301 - 360	2,460	$714,183,341.94	100.00	$290,318.43	6.498	82.42	659
Total	2,460	$714,183,341.94	100.00	$290,318.43	6.498	82.42	659

Mortgage Insurance	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
No	2,460	$714,183,341.94	100.00	$290,318.43	6.498	82.42	659
Total	2,460	$714,183,341.94	100.00	$290,318.43	6.498	82.42	659

Lien	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
1	2,460	$714,183,341.94	100.00	$290,318.43	6.498	82.42	659
Total	2,460	$714,183,341.94	100.00	$290,318.43	6.498	82.42	659

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
2	626	$192,224,669.19	26.92	$307,068.16	6.530	83.13	658
3	1,419	$405,292,692.12	56.75	$285,618.53	6.451	81.80	662
4	334	$95,843,833.03	13.42	$286,957.58	6.591	83.49	654
5	68	$17,260,968.76	2.42	$253,837.78	6.697	82.93	636
6	7	$2,273,571.74	0.32	$324,795.96	6.432	78.74	673
7	3	$836,250.00	0.12	$278,750.00	7.259	91.45	670
8	1	$140,357.72	0.02	$140,357.72	7.100	90.00	640
9	2	$310,999.38	0.04	$155,499.69	6.852	82.15	661
Total	2,460	$714,183,341.94	100.00	$290,318.43	6.498	82.42	659

Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
<= 25.00	2	$420,000.00	0.06	$210,000.00	7.257	20.05	669
30.01 - 35.00	2	$320,000.00	0.04	$160,000.00	6.472	31.15	682
35.01 - 40.00	3	$490,000.00	0.07	$163,333.33	5.586	37.44	652
40.01 - 45.00	5	$1,280,000.00	0.18	$256,000.00	6.145	44.14	650
45.01 - 50.00	5	$933,254.05	0.13	$186,650.81	5.741	48.37	641
50.01 - 55.00	19	$4,742,341.38	0.66	$249,596.91	5.821	53.11	670
55.01 - 60.00	20	$6,063,527.58	0.85	$303,176.38	6.109	58.02	633
60.01 - 65.00	24	$7,396,993.71	1.04	$308,208.07	5.950	63.46	644
65.01 - 70.00	45	$12,099,754.09	1.69	$268,883.42	6.168	68.87	655
70.01 - 75.00	77	$21,243,863.12	2.97	$275,894.33	6.236	73.99	645
75.01 - 80.00	1,459	$399,718,504.62	55.97	$273,967.45	6.365	79.89	665
80.01 - 85.00	182	$58,404,264.79	8.18	$320,902.55	6.513	84.45	645
85.01 - 90.00	402	$129,868,667.84	18.18	$323,056.39	6.797	89.68	654
90.01 - 95.00	215	$71,202,170.76	9.97	$331,172.89	6.976	94.51	658
Total	2,460	$714,183,341.94	100.00	$290,318.43	6.498	82.42	659

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Primary	2,443	$709,844,221.94	99.39	$290,562.51	6.493	82.41	659
Second Home	17	$4,339,120.00	0.61	$255,242.35	7.317	84.28	670
Total	2,460	$714,183,341.94	100.00	$290,318.43	6.498	82.42	659

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Condominium	261	$62,855,658.04	8.80	$240,826.28	6.502	82.55	671
Planned Unit Development	377	$103,649,186.05	14.51	$274,931.53	6.577	83.49	650
Single Family	1,730	$516,317,582.27	72.29	$298,449.47	6.475	82.22	659
Two-to-Four Family	92	$31,360,915.58	4.39	$340,879.52	6.599	81.92	673
Total	2,460	$714,183,341.94	100.00	$290,318.43	6.498	82.42	659

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Cash Out Refinance	842	$258,664,532.22	36.22	$307,202.53	6.549	82.94	650
Purchase	1,447	$412,688,045.63	57.78	$285,202.52	6.464	82.07	667
Rate/Term Refinance	171	$42,830,764.09	6.00	$250,472.30	6.517	82.55	646
Total	2,460	$714,183,341.94	100.00	$290,318.43	6.498	82.42	659

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Alternative Documentation	53	$19,806,888.44	2.77	$373,714.88	6.341	83.94	667
Full Documentation	1,294	$328,488,075.01	45.99	$253,854.77	6.325	82.38	646
Limited Documentation	66	$19,175,474.94	2.68	$290,537.50	6.337	82.81	652
Stated Documentation	1,047	$346,712,903.55	48.55	$331,148.91	6.680	82.34	672
Total	2,460	$714,183,341.94	100.00	$290,318.43	6.498	82.42	659

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
2/28 6 MO LIBOR IO: 2Yr IO	695	$203,550,395.24	28.50	$292,878.27	6.480	81.30	664
2/28 6 MO LIBOR IO: 5Yr IO	1,474	$438,333,844.11	61.38	$297,377.10	6.543	83.08	656
3/27 6 MO LIBOR IO: 3Yr IO	51	$12,098,679.67	1.69	$237,229.01	6.204	81.32	652
3/27 6 MO LIBOR IO: 5Yr IO	240	$60,200,422.92	8.43	$250,835.10	6.285	81.60	664
Total	2,460	$714,183,341.94	100.00	$290,318.43	6.498	82.42	659

** For ARM loans please break out 2/28, 3/27, 5/25 by percentage
** For IO loans please include length of ammortization term and fixed rate term (2yr, 3yr, 5yr, 10yr)

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
CA	1,272	$454,631,434.42	63.66	$357,414.65	6.365	82.18	664
MA	29	$9,735,119.20	1.36	$335,693.77	6.506	83.72	661
NY	29	$10,958,939.98	1.53	$377,894.48	6.274	80.07	682
Other	1,130	$238,857,848.34	33.44	$211,378.63	6.762	82.93	649
Total	2,460	$714,183,341.94	100.00	$290,318.43	6.498	82.42	659

Prepay Penalty for Mortgage Loans

Prepay Penalty	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Has Prepay Penalty	2,113	$610,975,566.90	85.55	$289,150.77	6.433	82.35	658
None	347	$103,207,775.04	14.45	$297,428.75	6.880	82.81	665
Total	2,460	$714,183,341.94	100.00	$290,318.43	6.498	82.42	659

Prepay Term for Mortgage Loans

Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
0	347	$103,207,775.04	14.45	$297,428.75	6.880	82.81	665
12	107	$32,994,545.07	4.62	$308,360.23	6.903	83.35	656
24	1,811	$529,586,945.77	74.15	$292,427.91	6.434	82.36	658
36	195	$48,394,076.06	6.78	$248,174.75	6.106	81.58	660
Total	2,460	$714,183,341.94	100.00	$290,318.43	6.498	82.42	659

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
540 - 559	1	$145,800.00	0.02	$145,800.00	6.750	89.45	559
580 - 599	164	$37,833,618.03	5.30	$230,692.79	6.883	81.90	589
600 - 619	336	$89,327,950.66	12.51	$265,857.00	6.692	82.66	611
620 - 639	481	$130,639,318.35	18.29	$271,599.41	6.593	82.98	629
640 - 659	446	$131,442,052.37	18.40	$294,713.12	6.496	82.24	649
660 - 679	405	$122,547,516.43	17.16	$302,586.46	6.438	82.36	669
680 - 699	256	$78,036,231.17	10.93	$304,829.03	6.326	81.79	689
700 - 719	165	$54,949,796.97	7.69	$333,029.07	6.341	82.38	709
720 - 739	91	$30,788,338.74	4.31	$338,333.39	6.353	82.01	729
740 - 759	70	$22,846,111.77	3.20	$326,373.03	6.195	82.51	750
760 - 779	32	$10,794,609.97	1.51	$337,331.56	6.296	83.89	768
780 - 799	13	$4,831,997.48	0.68	$371,692.11	6.239	82.52	787
Total	2,460	$714,183,341.94	100.00	$290,318.43	6.498	82.42	659

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

IO ARMs Full Doc	Combined LTV							
FICO Range	0% - 60%	60.1% - 70%	70.1% - 75%	75.1% - 79%	79.1% - 80%	80.1% - 90%	90.1% - 95%	95.1% - 100%
0-559	0.00%	0.00%	0.00%	0.00%	0.00%	0.02%	0.00%	0.00%
560-599	0.00%	0.04%	0.14%	0.00%	0.16%	0.82%	0.55%	2.57%
600-619	0.19%	0.21%	0.26%	0.03%	0.37%	1.94%	1.07%	4.00%
620-659	0.38%	0.43%	0.68%	0.29%	0.88%	4.10%	2.26%	10.02%
660-699	0.11%	0.16%	0.18%	0.12%	0.21%	1.93%	1.07%	6.51%
700-739	0.00%	0.07%	0.07%	0.00%	0.00%	0.52%	0.40%	1.52%
740+	0.03%	0.00%	0.00%	0.00%	0.00%	0.41%	0.41%	0.87%

IO ARMs Non-Full Doc	Combined LTV							
FICO Range	0% - 60%	60.1% - 70%	70.1% - 75%	75.1% - 79%	79.1% - 80%	80.1% - 90%	90.1% - 95%	95.1% - 100%
560-599	0.06%	0.21%	0.09%	0.00%	0.17%	0.30%	0.19%	0.00%
600-619	0.26%	0.18%	0.20%	0.26%	0.61%	2.54%	0.28%	0.09%
620-659	0.57%	0.54%	0.65%	0.60%	1.24%	6.76%	1.84%	5.46%
660-699	0.19%	0.37%	0.31%	0.16%	0.75%	3.75%	1.78%	10.47%
700-739	0.14%	0.21%	0.10%	0.17%	0.72%	1.89%	0.86%	5.34%
740+	0.07%	0.11%	0.00%	0.00%	0.15%	0.43%	0.49%	2.43%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Deal Info	
Deal Name	Soundview Home Equity Loan Trust 2005-3
Bloomberg Ticker:	
Asset Class:	Subprime
Issuer:	
Trustee:	
Lead Manager(s)	
Month:	
To Roll	22
Remaining Term	357
Remaining IO Term	46
% Interest Only	########

Cells in red font are calculations and should be left alone.
Please put averages in gray cells at the bottom of each bucket.

Master Servicer:		
Backup Servicer:		
Primary Servicer (s):	%	Name
1	100%	Litton
2		
3		
4		
5		
6		
7		
8		
9		
10		

Originator (s):	%	Name	FICO by Originator
1	54.26%	NEW CENTI	662
2	45.74%	FINANCE AI	656
3			
4			
5			
6			
7			
8			
9			
10			

Please fill out complete list of servicers and originators even if it is greater then ten

FICO BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics									
FICO	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only	MI%
541 - 560	1	145,800	0.02%	145,800	6.750	559	89.45	49.97	100.00%	100.00%	100.00%	100.00%	100.00%	0.00%
561 - 580	11	2,240,230	0.31%	203,657	6.778	580	84.09	42.54	100.00%	100.00%	26.10%	100.00%	100.00%	0.00%
581 - 600	164	37,374,719	5.23%	227,895	6.877	590	81.69	39.94	100.00%	92.52%	31.03%	80.46%	100.00%	0.00%
601 - 620	353	96,705,868	13.54%	273,954	6.673	612	82.70	39.32	99.50%	91.61%	47.53%	64.36%	100.00%	0.00%
621 - 640	469	126,404,924	17.70%	269,520	6.588	630	82.95	40.30	99.38%	88.53%	46.67%	59.28%	100.00%	0.00%
641 - 660	451	132,655,387	18.57%	294,136	6.504	650	82.34	40.19	99.55%	87.28%	41.90%	43.07%	100.00%	0.00%
661 - 680	398	121,256,785	16.98%	304,665	6.431	670	82.33	39.58	99.46%	85.59%	33.43%	38.56%	100.00%	0.00%
681 - 700	252	76,494,612	10.71%	303,550	6.324	690	81.58	40.22	99.33%	84.96%	24.77%	32.27%	100.00%	0.00%
701 - 750	287	95,406,412	13.36%	332,427	6.341	721	82.44	38.61	98.64%	81.18%	22.12%	21.82%	100.00%	0.00%
751 +	74	25,498,604	3.57%	344,576	6.206	767	82.83	36.59	100.00%	80.38%	20.45%	37.13%	100.00%	0.00%
Total	2,460	714,183,342	100.00%	290,318	6.498	659	82.42	39.65	99.39%	86.81%	36.22%	45.99%	100.00%	0.00%

FICO Mean: 655 Median: 650 Standard Deviation: 42.25

LTV BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics									
LTV	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only	MI%
<= 50.00	17	3,443,254	0.48%	202,544	6.122	653	40.19	42.40	94.19%	86.93%	94.77%	39.01%	100.00%	0.00%
50.01 - 55.00	19	4,742,341	0.66%	249,597	5.821	670	53.11	36.77	100.00%	88.75%	95.57%	16.18%	100.00%	0.00%
55.01 - 60.00	20	6,063,528	0.85%	303,176	6.109	633	58.02	42.59	100.00%	79.60%	75.26%	48.01%	100.00%	0.00%
60.01 - 65.00	24	7,396,994	1.04%	308,208	5.950	644	63.46	41.36	100.00%	96.62%	98.59%	49.45%	100.00%	0.00%
65.01 - 70.00	45	12,099,754	1.69%	268,883	6.168	655	68.87	39.86	92.76%	92.95%	84.64%	33.57%	100.00%	0.00%
70.01 - 75.00	77	21,243,863	2.97%	275,894	6.236	645	73.99	38.37	100.00%	88.99%	71.94%	51.03%	100.00%	0.00%
75.01 - 80.00	1,459	399,718,505	55.97%	273,967	6.365	665	79.89	40.18	100.00%	85.59%	14.18%	48.97%	100.00%	0.00%
80.01 - 85.00	182	58,404,265	8.18%	320,903	6.513	645	84.45	38.18	99.58%	89.03%	73.35%	41.78%	100.00%	0.00%
85.01 - 90.00	402	129,868,668	18.18%	323,056	6.797	654	89.68	39.19	98.97%	88.74%	57.31%	36.72%	100.00%	0.00%
90.01 - 95.00	215	71,202,171	9.97%	331,173	6.976	658	94.51	38.70	97.65%	86.08%	55.55%	52.07%	100.00%	0.00%
Total	2,460	714,183,342	100.00%	290,318	6.498	659	82.42	39.65	99.39%	86.81%	36.22%	45.99%	100.00%	0.00%

LTV Mean: 81.90 CLTV: 92.44 Standard Deviation: 7.72 LTV =80: 52.22% % Silent Seconds: 50.78%

DTI BUCKET													
	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
DTI	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
0.00 - 20.00	55	14,974,820	2.10%	272,269	6.420	665	85.69	15.90	100.00%	82.26%	46.05%	50.79%	100.00%
20.01 - 25.00	78	20,720,448	2.90%	265,647	6.573	668	81.43	23.01	99.07%	87.21%	43.02%	36.41%	100.00%
25.01 - 30.00	160	43,300,707	6.06%	270,629	6.480	656	82.64	27.92	99.69%	92.16%	46.18%	47.44%	100.00%
30.01 - 35.00	336	92,596,053	12.97%	275,583	6.486	667	82.63	32.98	99.81%	86.29%	41.23%	41.14%	100.00%
35.01 - 40.00	536	160,814,972	22.52%	300,028	6.501	661	83.01	38.11	99.49%	86.39%	29.77%	38.65%	100.00%
40.01 - 45.00	643	199,812,696	27.98%	310,751	6.511	659	82.30	42.59	99.92%	87.72%	37.21%	41.88%	100.00%
45.01 - 50.00	637	177,604,906	24.87%	278,815	6.498	654	81.75	47.71	98.39%	85.22%	34.11%	59.29%	100.00%
50.01 - 55.00	15	4,358,740	0.61%	290,583	6.137	657	79.74	52.12	100.00%	96.76%	43.23%	81.92%	100.00%
Total:	2,460	714,183,342	100.00%	290,318	6.498	659	82.42	39.65	99.39%	86.81%	36.22%	45.99%	100.00%

DTI Mean: 39.48 Median: 40.9 Standard Deviation: 7.69

PURPOSE BUCKET													
	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Purpose	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Cash Out Refinance	842	258,664,532	36.22%	307,203	6.549	650	82.94	38.97	99.42%	90.69%	100.00%	42.22%	100.00%
Purchase	1,447	412,688,046	57.78%	285,203	6.464	667	82.07	40.03	99.31%	84.26%	0.00%	46.55%	100.00%
Rate/Term Refinance	171	42,830,764	6.00%	250,472	6.517	646	82.55	40.10	100.00%	87.93%	0.00%	63.43%	100.00%
Total	2,460	714,183,342	100.00%	290,318	6.498	659	82.42	39.65	99.39%	86.81%	36.22%	45.99%	100.00%

OCCUPANCY BUCKET													
	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Occ Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Primary	2,443	709,844,222	99.39%	290,563	6.493	659	82.41	39.62	100.00%	86.85%	36.23%	46.03%	100.00%
Second Home	17	4,339,120	0.61%	255,242	7.317	670	84.28	43.73	0.00%	80.35%	34.50%	39.53%	100.00%
Total	2,460	714,183,342	100.00%	290,318	6.498	659	82.42	39.65	99.39%	86.81%	36.22%	45.99%	100.00%

DOCUMENTATION BUCKET													
	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Doc Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Alternative Documenta	53	19,806,888	2.77%	373,715	6.341	667	83.94	36.71	100.00%	90.42%	37.18%	0.00%	100.00%
Full Documentation	1,294	328,488,075	45.99%	253,855	6.325	646	82.38	40.43	99.48%	86.65%	33.25%	100.00%	100.00%
Limited Documentatio	66	19,175,475	2.68%	290,537	6.337	652	82.81	38.54	100.00%	85.35%	42.65%	0.00%	100.00%
Stated Documentation	1,047	346,712,904	48.55%	331,149	6.680	672	82.34	39.14	99.24%	86.84%	38.62%	0.00%	100.00%
Total	2,460	714,183,342	100.00%	290,318	6.498	659	82.42	39.65	99.39%	86.81%	36.22%	45.99%	100.00%

PROPERTY BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Property Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Condominium	261	62,855,658	8.80%	240,826	6.502	671	82.55	39.91	98.64%	0.00%	24.41%	49.30%	100.00%
Planned Unit Developn	377	103,649,186	14.51%	274,932	6.577	650	83.49	39.91	98.61%	100.00%	24.88%	59.16%	100.00%
Single Family	1,730	516,317,582	72.29%	298,449	6.475	659	82.22	39.56	99.60%	100.00%	40.44%	43.25%	100.00%
Two-to-Four Family	92	31,360,916	4.39%	340,880	6.599	673	81.92	39.72	100.00%	0.00%	27.87%	41.06%	100.00%
Total	2,460	714,183,342	100.00%	290,318	6.498	659	82.42	39.65	99.39%	86.81%	36.22%	45.99%	100.00%

PRINCIPAL BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
UPB	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
50,000.01 - 75,000.00	22	1,457,004	0.20%	66,227	7.319	618	75.35	38.89	100.00%	54.38%	31.83%	81.13%	100.00%
75,000.01 - 100,000.00	79	7,065,399	0.99%	89,435	6.854	639	79.95	37.16	100.00%	85.72%	26.27%	82.76%	100.00%
100,000.01 - 125,000.00	125	14,154,456	1.98%	113,236	6.789	645	81.21	39.44	99.22%	78.21%	23.85%	75.97%	100.00%
125,000.01 - 150,000.00	191	26,252,704	3.68%	137,449	6.739	640	81.95	38.83	98.92%	90.56%	26.71%	74.26%	100.00%
150,000.01 - 175,000.00	195	31,744,401	4.44%	162,792	6.640	650	80.70	38.33	99.00%	84.53%	31.94%	63.50%	100.00%
175,000.01 - 200,000.00	189	35,409,680	4.96%	187,353	6.599	651	80.97	39.45	97.88%	91.54%	28.39%	60.15%	100.00%
200,000.01 - 250,000.00	300	67,596,237	9.46%	225,321	6.550	657	80.24	39.41	99.30%	81.48%	34.65%	61.16%	100.00%
250,000.01 - 300,000.00	321	88,190,729	12.35%	274,737	6.486	654	82.04	39.69	99.35%	79.63%	38.64%	44.95%	100.00%
300,000.01 - 350,000.00	275	89,516,449	12.53%	325,514	6.472	660	82.93	40.75	99.65%	86.36%	39.01%	46.44%	100.00%
350,000.01 - 400,000.00	224	84,204,867	11.79%	375,915	6.404	661	82.09	40.40	100.00%	85.35%	35.88%	46.45%	100.00%
400,000.01 - 450,000.00	194	82,206,674	11.51%	423,746	6.426	666	82.94	39.68	100.00%	93.18%	35.08%	35.04%	100.00%
450,000.01 - 500,000.00	140	66,617,118	9.33%	475,837	6.431	668	83.41	39.26	98.62%	87.32%	33.53%	32.20%	100.00%
500,000.01 - 600,000.00	147	80,424,776	11.26%	547,107	6.415	674	83.60	38.97	99.25%	89.25%	37.11%	31.44%	100.00%
600,000.01 - 700,000.00	38	24,430,803	3.42%	642,916	6.681	644	86.64	40.07	100.00%	97.46%	63.55%	26.44%	100.00%
700,000.01 +	20	14,912,044	2.09%	745,602	6.365	656	83.55	40.39	100.00%	95.15%	44.23%	40.82%	100.00%
Total	2,460	714,183,342	100.00%	290,318	6.498	659	82.42	39.65	99.39%	86.81%	36.22%	45.99%	100.00%

Min 54,900 Max 960,000

State Concentration Bucket *

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
State*	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
AZ	188	36,784,696	5.15%	195,663	6.818	639	82.45	38.45	97.87%	96.99%	33.39%	69.37%	100.00%
CA	1,272	454,631,434	63.66%	357,415	6.365	664	82.18	39.80	99.96%	87.14%	38.10%	38.19%	100.00%
CO	98	18,022,753	2.52%	183,906	6.623	643	82.74	38.24	99.03%	87.79%	22.06%	73.50%	100.00%
FL	179	36,171,618	5.06%	202,076	6.910	654	83.89	39.20	95.36%	77.55%	19.45%	52.57%	100.00%
HI	25	9,881,022	1.38%	395,241	6.219	656	82.22	36.67	100.00%	65.51%	46.26%	45.61%	100.00%
IL	84	19,127,886	2.68%	227,713	7.038	664	83.53	39.08	100.00%	66.47%	47.78%	55.71%	100.00%
MA	29	9,735,119	1.36%	335,694	6.506	661	83.72	40.75	100.00%	79.42%	39.82%	38.50%	100.00%
MD	33	9,339,740	1.31%	283,022	6.737	647	84.57	42.98	100.00%	94.94%	25.30%	57.86%	100.00%
MN	34	6,715,100	0.94%	197,503	6.871	641	83.26	39.45	100.00%	89.90%	35.37%	55.41%	100.00%
NJ	40	12,195,529	1.71%	304,888	6.785	653	81.57	40.02	100.00%	72.39%	43.34%	43.83%	100.00%
NV	82	19,799,735	2.77%	241,460	6.648	650	81.49	40.91	93.85%	95.13%	33.67%	61.15%	100.00%
NY	29	10,958,940	1.53%	377,894	6.274	682	80.07	38.19	100.00%	67.22%	48.21%	47.16%	100.00%
Other	233	39,760,796	5.57%	170,647	6.841	645	83.22	39.62	99.28%	95.28%	28.86%	67.04%	100.00%
UT	37	7,298,279	1.02%	197,251	6.443	650	83.19	37.48	100.00%	93.14%	28.01%	56.26%	100.00%
VA	34	11,067,882	1.55%	325,526	6.778	661	84.34	40.60	100.00%	98.16%	51.80%	50.57%	100.00%
WA	63	12,692,812	1.78%	201,473	6.414	649	81.31	40.58	100.00%	93.45%	26.39%	79.52%	100.00%
Total	2,460	714,183,342	100.00%	290,318	6.498	659	82.42	39.65	99.39%	86.81%	36.22%	45.99%	100.00%

* Fill in top 15 states only, combine the remaining in the "Other" Bucket.

*Separate California into North and South if possible.

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
California Breakdown	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
CA-NORTH	647	242,674,895	33.98%	375,077	6.394	664	82.82	39.35	100.00%	90.74%	32.65%	38.07%	100.00%
CA-SOUTH	625	211,956,540	29.68%	339,130	6.331	663	81.45	40.31	99.91%	83.01%	44.33%	40.60%	100.00%
OUTSIDE CA	1,188	259,551,908	36.34%	218,478	6.731	651	82.84	39.39	98.41%	86.23%	32.92%	59.67%	100.00%
Total	2,460	714,183,342	100.00%	290,318	6.498	659	82.42	39.65	99.39%	86.81%	36.22%	45.99%	100.00%

FIXED / FLOATING (ii)

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
2/28 6 MO LIBOR IO IO	2,169	641,884,239	89.88%	295,936	6.523	659	82.51	39.50	99.55%	86.64%	35.39%	45.13%	100.00%
3/27 6 MO LIBOR IO IO	291	72,299,103	10.12%	248,451	6.271	662	81.55	40.94	97.97%	88.29%	43.59%	53.66%	100.00%
Total	2,460	714,183,342	100.00%	290,318	6.498	659	82.42	39.65	99.39%	86.81%	36.22%	45.99%	100.00%

List all loan types and separate the IO loans i.e. 2/28 and 2/28 IO should have separate rows.

LIEN BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
1	2,460	714,183,342	100.00%	290,318	6.498	659	82.42	39.65	99.39%	86.81%	36.22%	45.99%	100.00%
Total	2,460	714,183,342	100.00%	290,318	6.498	659	82.42	39.65	99.39%	86.81%	36.22%	45.99%	100.00%

PREPAYMENT BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
12 Months	107	32,994,545	4.62%	308,360	6.903	656	83.35	37.94	99.11%	82.25%	37.16%	51.10%	100.00%
24 Months	1,811	529,586,946	74.15%	292,428	6.434	658	82.36	39.77	99.69%	88.21%	35.80%	45.00%	100.00%
36 Months	195	48,394,076	6.78%	248,175	6.106	660	81.58	41.10	97.27%	91.04%	47.49%	62.79%	100.00%
None	347	103,207,775	14.45%	297,429	6.880	665	82.81	38.88	98.96%	79.09%	32.78%	41.61%	100.00%
Total	2,460	714,183,342	100.00%	290,318	6.498	659	82.42	39.65	99.39%	86.81%	36.22%	45.99%	100.00%

INDEX BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
6 MO LIBOR	2,460	714,183,342	100.00%	290,318	6.498	659	82.42	39.65	99.39%	86.81%	36.22%	45.99%	100.00%
Total	2,460	714,183,342	100.00%	290,318	6.498	659	82.42	39.65	99.39%	86.81%	36.22%	45.99%	100.00%

List all reset rates

MORTGAGE RATE (WAC) BUCKET													
	Deal Size			WA Loan Balance	Weighted Average Collateral Characteristics								
Type	# Loans	Balance	%		WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
<= 5.000	22	6,737,711	0.94%	306,260	4.991	682	71.47	41.34	100.00%	84.18%	58.65%	75.15%	100.00%
5.001 - 5.500	124	38,673,287	5.42%	311,881	5.359	673	78.55	39.81	100.00%	90.50%	38.60%	71.01%	100.00%
5.501 - 6.000	509	160,984,452	22.54%	316,276	5.844	669	80.95	39.64	100.00%	86.20%	35.31%	58.26%	100.00%
6.001 - 6.500	643	192,717,684	26.98%	299,716	6.321	660	81.30	39.68	99.40%	87.46%	30.14%	47.27%	100.00%
6.501 - 7.000	630	182,715,107	25.58%	290,024	6.791	658	83.42	39.31	99.74%	85.27%	38.04%	38.24%	100.00%
7.001 - 7.500	316	81,719,585	11.44%	258,606	7.309	646	85.28	39.88	98.83%	90.11%	41.35%	35.48%	100.00%
7.501 - 8.000	157	36,827,628	5.16%	234,571	7.752	644	86.16	40.10	96.05%	85.51%	38.90%	22.98%	100.00%
8.001 - 8.500	37	8,324,096	1.17%	224,976	8.265	635	90.04	39.69	100.00%	74.32%	54.36%	23.59%	100.00%
8.501 - 9.000	16	4,267,920	0.60%	266,745	8.733	633	91.57	39.27	100.00%	85.80%	54.69%	16.52%	100.00%
9.001 - 9.500	5	1,141,774	0.16%	228,355	9.188	609	95.00	45.44	74.37%	100.00%	32.62%	87.77%	100.00%
9.501 - 10.000	1	74,098	0.01%	74,098	9.700	589	95.00	26.96	100.00%	100.00%	0.00%	100.00%	100.00%
Total	2,460	714,183,342	100.00%	290,318	6.498	659	82.42	39.65	99.39%	86.81%	36.22%	45.99%	100.00%

MARGIN (WAM) BUCKET													
	Deal Size			WA Loan Balance	Weighted Average Collateral Characteristics								
Type	# Loans	Balance	%		WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
<= 2.000	6	1,860,320	0.26%	310,053	7.134	661	88.55	40.35	100.00%	100.00%	34.94%	6.96%	100.00%
2.501 - 3.000	2	492,979	0.07%	246,490	6.234	688	80.00	46.88	100.00%	33.47%	0.00%	0.00%	100.00%
3.001 - 3.500	3	1,008,780	0.14%	336,260	5.720	664	75.84	34.98	100.00%	90.72%	41.63%	58.37%	100.00%
3.501 - 4.000	1	439,199	0.06%	439,199	7.100	616	90.00	36.85	100.00%	100.00%	0.00%	0.00%	100.00%
4.001 - 4.500	10	2,281,100	0.32%	228,110	7.125	680	82.39	34.44	100.00%	94.48%	55.81%	45.93%	100.00%
4.501 - 5.000	53	14,282,273	2.00%	269,477	6.949	656	84.38	40.17	100.00%	75.14%	47.98%	46.67%	100.00%
5.001 - 5.500	205	53,201,746	7.45%	259,521	6.245	670	80.54	40.64	99.71%	84.16%	19.85%	80.22%	100.00%
5.501 - 6.000	1,989	578,539,071	81.01%	290,869	6.456	661	81.89	39.69	99.32%	86.64%	33.97%	44.77%	100.00%
6.001 - 6.500	187	60,634,324	8.49%	324,248	6.965	632	88.36	38.46	99.54%	92.76%	68.27%	30.27%	100.00%
6.501 - 7.000	4	1,443,550	0.20%	360,888	7.189	611	88.90	40.04	100.00%	100.00%	67.08%	0.00%	100.00%
Total	2,460	714,183,342	100.00%	290,318	6.498	659	82.42	39.65	99.39%	86.81%	36.22%	45.99%	100.00%

Deal Coverage												
Percentage of the deal based on FICO and LTV buckets.*		Loan-to-Value (LTV)										
		<55	>55 =<60	>60 =<65	>65 =<70	>70 =<75	>75 =<80	>80 =<85	>85 =<90	>90 =<95	>95 <100	=>100
FICO	551 - 600	0.06%	0.00%	0.18%	0.11%	0.29%	3.06%	0.67%	0.51%	0.69%	0.00%	0.00%
	601 - 625	0.23%	0.46%	0.17%	0.39%	0.65%	7.68%	2.17%	4.72%	2.01%	0.00%	0.00%
	626 - 650	0.29%	0.18%	0.23%	0.47%	0.83%	11.52%	2.15%	4.54%	2.51%	0.00%	0.00%
	651 - 675	0.19%	0.15%	0.19%	0.34%	0.70%	13.15%	1.69%	3.97%	1.91%	0.00%	0.00%
	676 - 700	0.21%	0.02%	0.18%	0.10%	0.26%	9.63%	0.67%	1.93%	1.02%	0.00%	0.00%
	701 - 725	0.03%	0.04%	0.09%	0.11%	0.24%	5.40%	0.48%	1.41%	0.90%	0.00%	0.00%
	726 - 750	0.05%	0.00%	0.00%	0.13%	0.00%	3.20%	0.21%	0.73%	0.34%	0.00%	0.00%
	751 - 799	0.10%	0.00%	0.00%	0.04%	0.00%	2.32%	0.13%	0.39%	0.59%	0.00%	0.00%

* This table should be filled out with the percentage of the deal corresponding to each cross LTV and FICO buckets

MI Coverage

Percentage of MI coverage based on FICO and LTV buckets.*		Loan-to-Value (LTV)										
		=<55	>55 =<60	>60 =<65	>65 =<70	>70 =<75	>75 =<80	>80 =<85	>85 =<90	>90 =<95	>95 <100	=>100
FICO	551 - 600	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	601 - 625	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	626 - 650	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	651 - 675	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	676 - 700	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	701 - 725	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	726 - 750	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	751 - 799	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

* This table should be filled out with the *percentage of MI corresponding* to each cross LTV and FICO buckets

IO ONLY FICO BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	LTV =>80
541 - 560	1	145,800	0.02%	145,800	6.750	559	89.45	49.97	100.00%	100.00%	100.00%	100.00%	100.00%
561 - 580	11	2,240,230	0.31%	203,657	6.778	580	84.09	42.54	100.00%	100.00%	26.10%	100.00%	96.16%
581 - 600	164	37,374,719	5.23%	227,895	6.877	590	81.69	39.94	100.00%	92.52%	31.03%	80.46%	84.11%
601 - 620	353	96,705,868	13.54%	273,954	6.673	612	82.70	39.32	99.50%	91.61%	47.53%	64.36%	83.59%
621 - 640	469	126,404,924	17.70%	269,520	6.588	630	82.95	40.30	99.38%	88.53%	46.67%	59.28%	86.39%
641 - 660	451	132,655,387	18.57%	294,136	6.504	650	82.34	40.19	99.55%	87.28%	41.90%	43.07%	86.79%
661 - 680	398	121,256,785	16.98%	304,665	6.431	670	82.33	39.58	99.46%	85.59%	33.43%	38.56%	90.41%
681 - 700	252	76,494,612	10.71%	303,550	6.324	690	81.58	40.22	99.33%	84.96%	24.77%	32.27%	93.18%
701 - 750	287	95,406,412	13.36%	332,427	6.341	721	82.44	38.61	98.64%	81.18%	22.12%	21.82%	92.60%
751 +	74	25,498,604	3.57%	344,576	6.206	767	82.83	36.59	100.00%	80.38%	20.45%	37.13%	95.29%
Total	2,460	714,183,342	100.00%	290,318	6.498	659	82.42	39.65	99.39%	86.81%	36.22%	45.99%	88.56%

IO ONLY PRINCIPAL BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
UPB	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	LTV =>80
50,000.01 - 75,000.00	22	1,457,004	0.20%	66,227	7.319	618	75.35	38.89	100.00%	54.38%	31.83%	81.13%	22.85%
75,000.01 - 100,000.00	79	7,065,399	0.99%	89,435	6.854	639	79.95	37.16	100.00%	85.72%	26.27%	82.76%	70.98%
100,000.01 - 500,000.00	2,154	585,893,315	82.04%	272,002	6.499	658	82.10	39.74	99.36%	85.91%	34.88%	48.41%	88.47%
500,000.01 - 600,000.00	147	80,424,776	11.26%	547,107	6.415	674	83.60	38.97	99.25%	89.25%	37.11%	31.44%	93.52%
600,000.01 - 700,000.00	38	24,430,803	3.42%	642,916	6.681	644	86.64	40.07	100.00%	97.46%	63.55%	26.44%	89.29%
700,000.01 +	20	14,912,044	2.09%	745,602	6.365	656	83.55	40.39	100.00%	95.15%	44.23%	40.82%	78.73%
Total	2,460	714,183,342	100.00%	290,318	6.498	659	82.42	39.65	99.39%	86.81%	36.22%	45.99%	88.56%

	Fixed $	Fixed %	2/28 $	2/28 %	3/27 $	3/27 %	5/25 $	5/25 %	Other ARM $	Other ARM %
LTV :										
Below 70.01	0	0.00%	26,463,644	4.12%	7,282,227	10.07%	0	0.00%	0	0.00%
70.01 to 75	0	0.00%	18,338,725	2.86%	2,905,139	4.02%	0	0.00%	0	0.00%
75.01 to 80	0	0.00%	363,203,370	56.58%	36,515,135	50.51%	0	0.00%	0	0.00%
80.01 to 85	0	0.00%	51,699,216	8.05%	6,705,049	9.27%	0	0.00%	0	0.00%
85.01 to 90	0	0.00%	117,818,693	18.30%	12,048,975	16.67%	0	0.00%	0	0.00%
90.01 to 95	0	0.00%	64,360,592	10.03%	6,841,578	9.46%	0	0.00%	0	0.00%
95.01 to 100										
100.01 plus										
FICO										
below 550										
550 to 574	0	0.00%	145,800	0.02%	0	0.00%	0	0.00%	0	0.00%
575 to 599	0	0.00%	37,833,618	5.89%	0	0.00%	0	0.00%	0	0.00%
600 to 624	0	0.00%	115,806,996	18.04%	10,947,607	15.14%	0	0.00%	0	0.00%
625 to 649	0	0.00%	140,017,745	21.81%	22,847,620	31.60%	0	0.00%	0	0.00%
650 to 674	0	0.00%	143,220,186	22.31%	15,278,318	21.13%	0	0.00%	0	0.00%
675 to 699	0	0.00%	91,723,804	14.29%	12,149,793	16.80%	0	0.00%	0	0.00%
700 plus	0	0.00%	113,136,090	17.63%	11,074,765	15.32%	0	0.00%	0	0.00%
Property Type:										
2-4 Family Det.	0	0.00%	28,981,278	4.51%	2,399,640	3.32%	0	0.00%	0	0.00%
Condo.	0	0.00%	56,785,834	8.85%	6,069,824	8.40%	0	0.00%	0	0.00%
Manufactured Housing										
PUD	0	0.00%	94,484,969	14.72%	9,164,218	12.68%	0	0.00%	0	0.00%
Single-Family	0	0.00%	461,652,161	71.92%	54,665,421	75.61%	0	0.00%	0	0.00%
Townhouse										
Purpose:										
COF with LTV 70.01 to 75	0	0.00%	13,076,086	2.04%	2,205,698	3.05%	0	0.00%	0	0.00%
COF with LTV 75.01 to 80	0	0.00%	51,060,164	7.95%	5,619,521	7.77%	0	0.00%	0	0.00%
COF with LTV 80.01 to 85	0	0.00%	38,191,538	5.95%	4,646,365	6.43%	0	0.00%	0	0.00%
COF with LTV 85.01 to 90	0	0.00%	66,771,814	10.40%	7,650,058	10.58%	0	0.00%	0	0.00%
COF with LTV 90.01 to 95	0	0.00%	34,641,759	5.40%	4,909,186	6.79%	0	0.00%	0	0.00%
COF with LTV 95.01 to 100										
Cash Out Refi (COF) Below 70.01 LTV	0	0.00%	23,411,215	3.65%	6,481,126	8.96%	0	0.00%	0	0.00%
Purchase	0	0.00%	377,986,224	58.89%	34,701,822	48.00%	0	0.00%	0	0.00%
Refinance rate/term	0	0.00%	36,745,440	5.72%	6,085,324	8.42%	0	0.00%	0	0.00%
Occupancy Status:										
2nd Home	0	0.00%	2,869,960	0.45%	1,469,160	2.03%	0	0.00%	0	0.00%
Owner Occupied	0	0.00%	639,014,279	99.55%	70,829,943	97.97%	0	0.00%	0	0.00%
Loan Balance										
Below 50,000										
50,000 to 100,000	0	0.00%	6,892,876	1.07%	1,629,527	2.25%	0	0.00%	0	0.00%
100,000.01 to 150,000	0	0.00%	34,467,336	5.37%	5,939,824	8.22%	0	0.00%	0	0.00%
150,000.01 to 200,000	0	0.00%	55,422,348	8.63%	11,731,733	16.23%	0	0.00%	0	0.00%
200,000.01 to 400,000	0	0.00%	294,557,675	45.89%	34,950,607	48.34%	0	0.00%	0	0.00%
400,000.01 to 500,000	0	0.00%	138,118,507	21.52%	10,705,285	14.81%	0	0.00%	0	0.00%
500,000.01 to 600,000	0	0.00%	74,322,809	11.58%	6,101,967	8.44%	0	0.00%	0	0.00%
600,000.01 to 1,000,000	0	0.00%	38,102,688	5.94%	1,240,160	1.72%	0	0.00%	0	0.00%
Loan Term										
120										
160										
180										
181										
222										
240										
300										
360	0	0.00%	641,884,239	100.00%	72,299,103	100.00%	0	0.00%	0	0.00%
Documentation Type										
Alt Doc	0	0.00%	19,806,688	3.09%	0	0.00%	0	0.00%	0	0.00%
Full Documentation	0	0.00%	289,690,976	45.13%	38,797,099	53.66%	0	0.00%	0	0.00%
Limited Doc	0	0.00%	15,937,387	2.48%	3,238,088	4.48%	0	0.00%	0	0.00%
Stated Docs with LTV 70 to 75	0	0.00%	11,309,951	1.76%	2,549,997	3.53%	0	0.00%	0	0.00%
Stated Docs with LTV 75.01 to 80	0	0.00%	165,908,390	25.85%	15,072,368	20.85%	0	0.00%	0	0.00%
Stated Docs with LTV 80.01 to 85	0	0.00%	26,641,632	4.15%	3,043,892	4.21%	0	0.00%	0	0.00%
Stated Docs with LTV 85.01 to 90	0	0.00%	71,369,829	11.12%	4,607,179	6.37%	0	0.00%	0	0.00%
Stated Docs with LTV 90.01 to 95	0	0.00%	27,458,317	4.28%	1,971,350	2.73%	0	0.00%	0	0.00%
Stated Docs with LTV below 70	0	0.00%	13,760,869	2.14%	3,018,128	4.18%	0	0.00%	0	0.00%
Lien Status										
1st Lien	0	0.00%	641,884,239	100.00%	72,299,103	100.00%	0	0.00%	0	0.00%
Second Liens with LTV 85 to 90										
Second Liens with LTV 90.01 to 95										
Second Liens with LTV 95.01 to 100										
Second Liens with LTV below 85										
Interest Only										
% of Mortgage Type	0	0.00%	641,884,239	100.00%	72,299,103	100.00%	0	0.00%	0	0.00%
Wavg FICO	0		659		662		0		0	
Wavg LTV	0.00		82.51		81.55		0.00		0.00	
% Stated Docs	0.00	0.00%	316,446,986	49.30%	30,263,915	41.86%	0	0.00%	0	0.00%
% Full Docs	0	0.00%	289,690,976	45.13%	38,797,099	53.66%	0	0.00%	0	0.00%

MH Stratification:	
Total Balance	
% Pool Balance	
Ave. FICO	
Ave. LTV	
% Full Docs	

Silent Seconds Stratification:	
Total Balance	362,637,217
% Pool Balance	50.8%
Ave. FICO	667
Ave. LTV	80.0
% Full Docs	52%

2nd Lien Stratification:	
Total Balance	
% Pool Balance	
Ave. FICO	
% Full Docs	

LTV Above 90 Stratification:	
Total Balance	71,202,171
% Pool Balance	10.0%
Ave. FICO	658
Ave. LTV	94.5
% Full Docs	52%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

	aggregate pool	group: Conforming	group: Non-Confor	group: ______
gross WAC	6.498	6.553	6.434	
wtd avg FICO	659	654	665	
FICO < 600	5.32	6.82	3.57	
FICO 600-650	40.55	43.77	36.79	
wtd avg CLTV	82.42	81.70	83.25	
CLTV = 80	52.22	55.57	48.30	
CLTV > 80.01	36.33	31.95	41.45	
LTV 95.01 -100	0.00	0.00	0.00	
Full Doc (%)	45.99	54.88	35.61	
Stated Doc (%)	48.55	40.22	58.28	
purch (%)	57.78	58.31	57.17	
CO refi (%)	36.22	34.83	37.84	
Own Occ (%)	99.39	99.27	99.54	
Prepay Penalty (%)	85.55	85.41	85.71	
DTI (%)	39.65	39.62	39.69	
ARM ? (%)	100.00	100.00	100.00	
2/28 (%)	89.88	87.18	93.03	
3/27 (%)	10.12	12.82	6.97	
1st Lien (%)	100.00	100.00	100.00	
Avg Loan Balance	$290,318.43	$218,994.50	$468,933.06	
# of Loans	2,460	1,758	702	
Loan Bal < $100k	1.10	2.03	0.00	
Mtg Rates > 12%	0.00	0.00	0.00	
Manuf Housing (%)	0.00	0.00	0.00	
(%) & largest state code	63.66	48.99	80.81	
silent 2nd (%)	50.78	54.50	46.42	
IO loans (%)	100.00	100.00	100.00	
5yr IO	69.80	66.83	73.28	
2 yr IO	28.50	30.97	25.62	
IO: FICO	659	654	665	
IO LTV	82.42	81.70	83.25	
IO DTI	39.65	39.62	39.69	
IO full doc	45.99	54.88	35.61	
IO: purch	57.78	58.31	57.17	

	aggregate pool	group: ______	group: ______	group: ______
gross WAC	6.498			
wtd avg FICO	659			
FICO < 600	5.32			
FICO 600-650	40.55			
wtd avg CLTV	82.42			
CLTV = 80	52.22			
CLTV > 80.01	36.33			
LTV 95.01 -100	0.00			
Full Doc (%)	45.99			
Stated Doc (%)	48.55			
purch (%)	57.78			
CO refi (%)	36.22			
Own Occ (%)	99.39			
Prepay Penalty (%)	85.55			
DTI (%)	39.65			
ARM ? (%)	100.00			
2/28 (%)	89.88			
3/27 (%)	10.12			
1st Lien (%)	100.00			
Avg Loan Balance	$290,318.43			
# of Loans	2,460			
Loan Bal < $100k	1.10			
Mtg Rates > 12%	0.00			
Manuf Housing (%)	0.00			
(%) & largest state code	63.66	CA		
silent 2nd (%)	50.78			
IO loans (%)	100.00			
5yr IO	69.80			
2 yr IO	28.50			
IO: FICO	659			
IO LTV	82.42			
IO DTI	39.65			
IO full doc	45.99			
IO: purch	57.78			

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

	Deal Name		Data
FICO Distribution	FICO 540-559	%	0.02%
	FICO 560-579	%	0.00%
	FICO 580-599	%	5.30%
	FICO 600-619	%	12.51%
	FICO 620-639	%	18.29%
	FICO 640-659	%	18.40%
	FICO 660-679	%	17.16%
	FICO 680-699	%	10.93%
	FICO 700-719	%	7.69%
	FICO 720-739	%	4.31%
	FICO 740-759	%	3.20%
	FICO >760	%	2.19%
DTI Distribution	DTI <10.00	%	0.10
	DTI 10.00-19.99	%	1.85
	DTI 20.00-29.99	%	8.54
	DTI 30.00-39.99	%	32.54
	DTI 40.00-49.99	%	56.31
	DTI 50.00-59.99	%	0.66
	DTI 60.00-69.99	%	0.00

			Data (# of loans)	Data (% by balance)	Balance
Loan Balance Distribution	$ 0-25,000	# & %	0	0	0
	$ 25,001-50,000	# & %	0	0	0
	$ 50,001-75,000	# & %	22	0.20	$1,457,129.00
	$ 75,001-100,000	# & %	79	0.99	$7,066,111.00

Product Type	WA IO Term	Number of Loans	Loan Balance	Avg. Loan Balance	% of Total IO	WA FICO	WA LTV	% Owner Occupied	% Purchase	WA DTI	% Full Doc	% Second Liens
2/28 6 MO LIBOR 24 Month IO	24	695	$203,550,395.24	$292,878.27	28.50%	664	81.30	99.09%	58.72%	41.20	42.26%	0.00%
2/28 6 MO LIBOR 60 Month IO	60	1474	$438,333,844.11	$297,377.10	61.38%	656	83.08	99.77%	59.89%	38.72	46.47%	0.00%
3/27 6 MO LIBOR 36 Month IO	36	51	$12,098,679.67	$237,229.01	1.69%	652	81.32	97.31%	9.31%	41.72	60.72%	0.00%
3/27 6 MO LIBOR 60 Month IO	60	240	$60,200,422.92	$250,835.10	8.43%	664	81.60	98.10%	55.77%	40.78	52.24%	0.00%
30 Fixed IO												
15 Fixed IO												
Other IO												
Total	49	2460	$714,183,341.94	$290,318.43	100.00%	659	82.42	99.39%	57.78%	39.65	45.99%	0.00%

Please fill out chart with the appropriate characteristics for each rep line. Please note '% of total IO' should add up to 100%. Column F, I, J, L, and M refer to % within the specific product type so they should not sum to 100%.

Initial Periodic Caps

Product Type	%1.000-1.499	%1.500-1.999	%2.000-2.499	%2.500-2.999	%3.000-3.499	%3.500-3.99	%4.000-4.499	%4.500-4.999	%5.000-5.499
2/28 6 MO LIBOR 24 Month IO	$0.00	$203,550,395.24	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
2/28 6 MO LIBOR 60 Month IO	$0.00	$111,678,885.63	$400,000.00	$0.00	$326,254,958.48	$0.00	$0.00	$0.00	$0.00
3/27 6 MO LIBOR 36 Month IO	$0.00	$12,098,679.67	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
3/27 6 MO LIBOR 60 Month IO	$0.00	$60,200,422.92	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total	$0.00	$387,528,383.46	$400,000.00	$0.00	$326,254,958.48	$0.00	$0.00	$0.00	$0.00

Please fill out with total value dollars for loans in the pool that fall into teach cell of the matrix.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

	Deal Name		Data
FICO Distribution	FICO 540-559	%	0.02%
	FICO 560-579	%	5.30%
	FICO 580-599	%	12.51%
	FICO 600-619	%	18.29%
	FICO 620-639	%	18.40%
	FICO 640-659	%	17.16%
	FICO 660-679	%	10.93%
	FICO 680-699	%	7.69%
	FICO 700-719	%	4.31%
	FICO 720-739	%	3.20%
	FICO 740-759	%	1.51%
	FICO >760	%	0.68%
DTI Distribution	DTI <10.00	%	0.10
	DTI 10.00-19.99	%	1.85
	DTI 20.00-29.99	%	8.54
	DTI 30.00-39.99	%	32.54
	DTI 40.00-49.99	%	56.31
	DTI 50.00-59.99	%	0.66
	DTI 60.00-69.99	%	0.00

Please populate column D (&E) with the corresponding pool characteristics in Column B.
- For values in currency format, omit $.
- For values in percentage format, provide data to 3 decimal places and omit %.
- For WAC Net Rate, subtract servicing fee, trustee fee, and initial MI fee.
- For MI Flag, Y or N

			Data (# of loans)	Data (% by balance)	Balance
Loan Balance Distribution	$ 0-25,000	# & %	0	0	0
	$ 25,001-50,000	# & %	0	0	0
	$ 50,001-75,000	# & %	22	0.20	$1,457,129.00
	$ 75,001-100,000	# & %	79	0.99	$7,066,111.00

Product Type	WA IO Term	Number of Loans	Loan Balance	Avg. Loan Balance	% of Total IO	WA FICO	WA LTV	% Owner Occupied	% Purchase	WA DTI	% Full Doc	% Second Liens
2/28 6 MO LIBOR 24 Month IO	24	695	$203,550,395.24	$292,878.27	28.50%	684	81.30	99.09%	56.72%	41.20	42.26%	0.00%
2/28 6 MO LIBOR 60 Month IO	60	1474	$438,333,844.11	$297,377.10	61.38%	658	83.06	99.77%	59.69%	38.72	46.47%	0.00%
3/27 6 MO LIBOR 36 Month IO	36	51	$12,098,679.67	$237,229.01	1.69%	652	81.32	97.31%	9.31%	41.72	60.72%	0.00%
3/27 6 MO LIBOR 60 Month IO	60	240	$60,200,422.92	$250,835.10	8.43%	684	81.60	96.10%	55.77%	40.78	52.24%	0.00%
30 Fixed IO												
15 Fixed IO												
Other IO												
Total	49	2460	$714,183,341.94	$290,318.43	100.00%	659	82.42	99.39%	57.78%	39.65	45.99%	0.00%

Please fill out chart with the appropriate characteristics for each rep line. Please note '% of total IO' should add up to 100%. Column F, I, J, L, and M refer to % within the specific product type so they should not sum to 100%.

Initial Periodic Caps									
Product Type	%1.000-1.499	%1.500-1.999	%2.000-2.499	%2.500-2.999	%3.000-3.499	%3.500-3.99	%4.000-4.499	%4.500-4.999	%5.000-5.499
2/28 6 MO LIBOR 24 Month IO	$0.00	$203,550,395.24	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
2/28 6 MO LIBOR 60 Month IO	$0.00	$111,678,885.63	$400,000.00	$0.00	$326,254,958.48	$0.00	$0.00	$0.00	$0.00
3/27 6 MO LIBOR 36 Month IO	$0.00	$12,098,679.67	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
3/27 6 MO LIBOR 60 Month IO	$0.00	$60,200,422.92	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total	$0.00	$387,528,383.48	$400,000.00	$0.00	$326,254,958.48	$0.00	$0.00	$0.00	$0.00

Please fill out with total value dollars for loans in the pool that fall into teach cell of the matrix.

Soundview 2005-3
CA Loans

		Minimum	Maximum
Scheduled Principal Balance	$454,631,434	$85,000	$750,000
Average Scheduled Principal Balance	$357,415		
Number of Mortgage Loans	1,272		
Weighted Average Gross Coupon	6.365%	4.990%	8.750%
Weighted Average FICO Score	664	580	790
Weighted Average Combined Original LTV	82.18%	16.24%	95.00%
Weighted Average Original Term	360 months	360 months	360 months
Weighted Average Stated Remaining Term	357 months	353 months	358 months
Weighted Average Seasoning	3 months	2 months	7 months
Weighted Average Gross Margin	5.753%	1.000%	7.000%
Weighted Average Minimum Interest Rate	6.365%	4.990%	8.750%
Weighted Average Maximum Interest Rate	12.867%	11.250%	15.400%
Weighted Average Initial Rate Cap	2.246%	1.500%	3.000%
Weighted Average Subsequent Rate Cap	1.251%	1.000%	1.500%
Weighted Average Months to Roll	22 months	17 months	34 months
Maturity Date		Dec 1 2034	May 1 2035
Maximum Zip Code Concentration	1.34%	94565 (Bay Point, CA)	

ARM	100.00%	Cash Out Refinance	38.10%
		Purchase	58.63%
2/28 6 MO LIBOR IO	93.81%	Rate/Term Refinance	3.27%
3/27 6 MO LIBOR IO	6.19%		
		Condominium	8.58%
Interest Only	100.00%	Planned Unit Development	8.29%
		Single Family	78.85%
Prepay Penalty: 0 months	6.16%	Two-to-Four Family	4.28%
Prepay Penalty: 12 months	4.53%		
Prepay Penalty: 24 months	83.83%	Primary	99.96%
Prepay Penalty: 36 months	5.49%	Second Home	0.04%
First Lien	100.00%	Top 5 States:	
		California	100.00%
Alternative Documentation	3.60%		
Full Documentation	38.19%		
Limited Documentation	2.71%		
Stated Documentation	55.51%		

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Soundview 2005-3
Available Funds Cap Schedule

ARM PPC: 50%
Enable Call: Yes

(2) Assumes the 6-month LIBOR remains constant at 20.0%.
(3) Assumes the 1-month LIBOR remains constant at 20.0%.

- The Available Funds is calculated as the Net WAC Rate plus the percentage calculated as cashflow from the Yield Maintenance Agreement expressed on a Actual/360 annual rate assuming the collateral balance as the denominator.

Period	Available Funds (2)(3)
1	10.47
2	10.47
3	10.45
4	10.43
5	10.42
6	10.39
7	10.36
8	10.34
9	10.28
10	10.25
11	10.20
12	10.17
13	10.10
14	10.05
15	10.01
16	9.93
17	9.90
18	9.81
19	9.74
20	9.78
21	9.60
22	9.97
23	9.89
24	9.91
25	9.81
26	9.77
27	9.80
28	10.00
29	10.08
30	9.96
31	9.94
32	10.13
33	9.90
34	10.46
35	10.34
36	10.46
37	10.33
38	10.32
39	10.47
40	11.28
41	11.68
42	11.31
43	11.31
44	12.52
45	11.31
46	12.27
47	11.88
48	12.28
49	11.88
50	11.88
51	12.28
52	12.03
53	12.43
54	12.03
55	12.03

Period	Available Funds (2)(3)
56	13.31
57	12.03
58	12.53
59	12.12
60	12.53
61	12.12
62	12.12
63	12.53
64	12.12
65	12.53
66	12.12
67	12.12
68	13.42
69	12.12
70	12.53

Period	Available Funds (2)(3)
71	12.12
72	12.53
73	12.12
74	12.12
75	12.53
76	12.12
77	12.53
78	12.12
79	12.12
80	12.96
81	12.12
82	12.53
83	12.12
84	12.53
85	12.12
86	12.12
87	12.53
88	12.12
89	12.53
90	12.12
91	12.12
92	13.42
93	12.12
94	12.53
95	12.12
96	12.53
97	12.13
98	12.13
99	12.53
100	12.13
101	12.53
102	12.13
103	12.13
104	13.42
105	12.13
106	12.53
107	12.13
108	12.53
109	12.13
110	12.13
111	12.53
112	12.13
113	12.53
114	12.13
115	12.13
116	13.42
117	12.13
118	12.53
119	12.13
120	12.53
121	12.13
122	12.13
123	12.53
124	12.13
125	12.53
126	12.13
127	12.13
128	12.96
129	12.13
130	12.53
131	12.13
132	12.53
133	12.13
134	12.13
135	12.53
136	12.13
137	12.53
138	12.13
139	12.13
140	13.43
141	12.13

Period	Available Funds (2)(3)
142	12.53
143	12.13
144	12.53
145	12.13
146	12.13
147	12.53
148	12.13
149	0.00

Soundview 2005-3

CA Loans

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
50,000.01 - 100,000.00	1	84,999.97	0.02%	5.990	355	48.57	672
100,000.01 - 150,000.00	25	3,295,770.01	0.72%	6.609	357	80.98	650
150,000.01 - 200,000.00	80	14,305,119.78	3.15%	6.369	357	75.43	659
200,000.01 - 250,000.00	142	32,258,756.74	7.10%	6.299	357	77.81	662
250,000.01 - 300,000.00	222	61,263,897.33	13.48%	6.353	357	80.92	657
300,000.01 - 350,000.00	194	63,175,530.18	13.90%	6.332	357	81.93	664
350,000.01 - 400,000.00	172	64,674,668.42	14.23%	6.322	357	82.32	663
400,000.01 - 450,000.00	161	68,161,762.33	14.99%	6.376	357	82.54	666
450,000.01 - 500,000.00	115	54,758,844.91	12.04%	6.373	357	83.34	666
500,000.01 - 550,000.00	70	36,838,054.82	8.10%	6.393	357	84.10	671
550,000.01 - 600,000.00	48	27,673,196.84	6.09%	6.291	357	83.24	684
600,000.01 - 650,000.00	21	13,192,875.00	2.90%	6.669	357	86.45	648
650,000.01 - 700,000.00	7	4,712,113.67	1.04%	6.864	357	88.84	650
700,000.01 - 750,000.00	14	10,235,844.42	2.25%	6.377	357	87.20	652
Total	**1,272**	**454,631,434.42**	**100.00%**	**6.365**	**357**	**82.18**	**664**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	12	3,983,953.98	0.88%	4.990	357	68.04	684
5.000 - 5.499	58	20,737,227.77	4.56%	5.313	357	79.04	676
5.500 - 5.999	341	122,310,694.49	26.90%	5.813	357	80.67	673
6.000 - 6.499	336	119,585,351.26	26.30%	6.266	357	81.14	664
6.500 - 6.999	372	130,671,221.86	28.74%	6.723	357	83.55	660
7.000 - 7.499	96	35,795,795.11	7.87%	7.237	357	86.78	647
7.500 - 7.999	53	20,113,248.96	4.42%	7.638	357	85.79	652
8.000 - 8.499	3	1,057,740.99	0.23%	8.307	356	89.91	649
8.500 - 8.999	1	376,200.00	0.08%	8.750	357	95.00	602
Total	**1,272**	**454,631,434.42**	**100.00%**	**6.365**	**357**	**82.18**	**664**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
575-599	57	18,130,958.41	3.99%	6.652	357	81.53	589
600-624	202	71,034,187.21	15.62%	6.537	357	83.13	614
625-649	277	99,381,400.57	21.86%	6.430	357	82.34	638
650-674	289	101,294,497.98	22.28%	6.326	357	81.76	662
675-699	194	71,415,614.58	15.71%	6.285	357	82.09	686
700+	253	93,374,775.67	20.54%	6.210	357	81.93	730
Total	**1,272**	**454,631,434.42**	**100.00%**	**6.365**	**357**	**82.18**	**664**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	12	2,463,999.96	0.54%	6.302	357	39.22	644
50.00- 54.99	15	3,972,341.38	0.87%	5.770	357	53.30	671
55.00- 59.99	12	3,199,527.60	0.70%	6.056	357	57.77	634
60.00- 64.99	16	5,125,594.75	1.13%	5.765	357	62.86	652
65.00- 69.99	20	5,567,656.30	1.22%	6.096	357	68.00	640
70.00- 74.99	30	9,342,885.54	2.06%	5.892	357	72.44	647
75.00- 79.99	64	23,547,303.87	5.18%	6.315	357	77.32	649
80.00	700	241,285,368.64	53.07%	6.260	357	80.00	674
80.01- 84.99	42	15,483,979.26	3.41%	6.421	357	83.63	638
85.00- 89.99	99	40,669,648.97	8.95%	6.431	357	86.62	652
90.00- 94.99	186	72,502,869.21	15.95%	6.645	357	90.46	657
95.00- 99.99	76	31,470,258.94	6.92%	6.839	357	95.00	658
Total	**1,272**	**454,631,434.42**	**100.00%**	**6.365**	**357**	**82.18**	**664**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
360	1,272	454,631,434.42	100.00%	6.365	357	82.18	664
Total	**1,272**	**454,631,434.42**	**100.00%**	**6.365**	**357**	**82.18**	**664**

Stated Remaining Term (montl	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
301-360	1,272	454,631,434.42	100.00%	6.365	357	82.18	664
Total	**1,272**	**454,631,434.42**	**100.00%**	**6.365**	**357**	**82.18**	**664**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	26	8,233,218.48	1.81%	6.274	357	86.27	663
20.01 -25.00	38	11,642,595.05	2.56%	6.330	357	81.14	679
25.01 -30.00	77	26,129,585.36	5.75%	6.416	357	81.80	653
30.01 -35.00	161	56,768,542.16	12.49%	6.358	357	82.40	675
35.01 -40.00	279	104,010,705.65	22.88%	6.381	357	83.06	665
40.01 -45.00	378	138,774,434.38	30.52%	6.397	357	82.04	663
45.01 -50.00	308	107,541,433.13	23.65%	6.317	357	81.31	660
50.01 -55.00	5	1,530,920.21	0.34%	5.774	357	79.34	664
Total	**1,272**	**454,631,434.42**	**100.00%**	**6.365**	**357**	**82.18**	**664**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	1,272	454,631,434.42	100.00%	6.365	357	82.18	664
Total	**1,272**	**454,631,434.42**	**100.00%**	**6.365**	**357**	**82.18**	**664**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR IO	1,189	426,498,601.46	93.81%	6.381	357	82.25	664
3/27 6 MO LIBOR IO	83	28,132,832.96	6.19%	6.117	357	81.09	670
Total	**1,272**	**454,631,434.42**	**100.00%**	**6.365**	**357**	**82.18**	**664**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	1,272	454,631,434.42	100.00%	6.365	357	82.18	664
Total	**1,272**	**454,631,434.42**	**100.00%**	**6.365**	**357**	**82.18**	**664**

Prepayment Penalty Original T	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	69	28,005,750.21	6.16%	6.966	357	83.18	675
Prepay Penalty: 12 months	53	20,582,304.30	4.53%	6.761	357	82.31	657
Prepay Penalty: 24 months	1,075	381,106,360.94	83.83%	6.326	357	82.18	664
Prepay Penalty: 36 months	75	24,937,018.97	5.49%	5.949	357	80.96	665
Total	**1,272**	**454,631,434.42**	**100.00%**	**6.365**	**357**	**82.18**	**664**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	1,272	454,631,434.42	100.00%	6.365	357	82.18	664
Total	**1,272**	**454,631,434.42**	**100.00%**	**6.365**	**357**	**82.18**	**664**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alternative Documentation	43	16,367,588.44	3.60%	6.281	357	83.43	670
Full Documentation	512	173,601,791.30	38.19%	6.139	357	82.12	649
Limited Documentation	36	12,318,360.32	2.71%	6.115	357	83.03	656
Stated Documentation	681	252,343,694.36	55.51%	6.537	357	82.10	674
Total	**1,272**	**454,631,434.42**	**100.00%**	**6.365**	**357**	**82.18**	**664**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	478	173,211,018.74	38.10%	6.416	357	82.46	651
Purchase	753	266,568,084.34	58.63%	6.339	357	81.94	673
Rate/Term Refinance	41	14,852,331.34	3.27%	6.235	357	83.17	652
Total	**1,272**	**454,631,434.42**	**100.00%**	**6.365**	**357**	**82.18**	**664**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	135	39,029,708.22	8.58%	6.355	357	82.08	673
Planned Unit Development	91	37,689,848.98	8.29%	6.284	357	83.75	659
Single Family	993	358,464,201.62	78.85%	6.368	357	82.07	663
Two-to-Four Family	53	19,447,675.60	4.28%	6.471	357	81.29	677
Total	**1,272**	**454,631,434.42**	**100.00%**	**6.365**	**357**	**82.18**	**664**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Primary	1,271	454,431,434.42	99.96%	6.364	357	82.20	664
Second Home	1	200,000.00	0.04%	7.550	357	24.24	684
Total	**1,272**	**454,631,434.42**	**100.00%**	**6.365**	**357**	**82.18**	**664**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
California	1,272	454,631,434.42	100.00%	6.365	357	82.18	664
Total	**1,272**	**454,631,434.42**	**100.00%**	**6.365**	**357**	**82.18**	**664**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000 - 1.499	1	180,000.00	0.04%	6.850	357	80.00	754
2.000 - 2.499	1	650,000.00	0.14%	7.250	357	89.66	625
3.000 - 3.499	1	327,997.82	0.07%	5.950	356	80.00	694
3.500 - 3.999	2	859,198.60	0.19%	6.416	357	80.22	636
4.500 - 4.999	1	480,000.00	0.11%	6.400	356	80.00	669
5.000 - 5.499	81	26,530,327.82	5.84%	6.034	357	79.28	681
5.500 - 5.999	947	325,656,154.78	71.63%	6.315	357	81.01	670
6.000 - 6.499	224	94,201,587.40	20.72%	6.570	357	86.47	643
6.500 - 6.999	12	4,948,818.00	1.09%	7.194	357	90.72	610
7.000 - 7.499	2	797,350.00	0.18%	7.400	357	93.96	597
Total	**1,272**	**454,631,434.42**	**100.00%**	**6.365**	**357**	**82.18**	**664**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	12	3,983,953.98	0.88%	4.990	357	68.04	684
5.000 - 5.499	58	20,737,227.77	4.56%	5.313	357	79.04	676
5.500 - 5.999	341	122,310,694.49	26.90%	5.813	357	80.67	673
6.000 - 6.499	336	119,585,351.26	26.30%	6.266	357	81.14	664
6.500 - 6.999	372	130,671,221.86	28.74%	6.723	357	83.55	660
7.000 - 7.499	96	35,795,795.11	7.87%	7.237	357	86.78	647
7.500 - 7.999	53	20,113,248.96	4.42%	7.638	357	85.79	652
8.000 - 8.499	3	1,057,740.99	0.23%	8.307	356	89.91	649
8.500 - 8.999	1	376,200.00	0.08%	8.750	357	95.00	602
Total	**1,272**	**454,631,434.42**	**100.00%**	**6.365**	**357**	**82.18**	**664**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.000 -11.499	25	10,058,667.00	2.21%	5.363	357	80.35	682
11.500 -11.999	153	58,368,901.02	12.84%	5.773	357	81.27	677
12.000 -12.499	211	78,769,915.94	17.33%	6.150	357	81.73	664
12.500 -12.999	381	134,765,055.91	29.64%	6.260	357	81.70	662
13.000 -13.499	208	71,114,434.17	15.64%	6.517	357	81.27	659
13.500 -13.999	207	70,457,442.40	15.50%	6.808	357	83.51	663
14.000 -14.499	46	16,175,357.03	3.56%	7.212	357	87.99	656
14.500 -14.999	38	13,863,919.96	3.05%	7.649	357	85.08	660
15.000 -15.499	3	1,057,740.99	0.23%	8.307	356	89.91	649
Total	**1,272**	**454,631,434.42**	**100.00%**	**6.365**	**357**	**82.18**	**664**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	679	228,234,989.67	50.20%	6.333	357	81.15	667
2.000	1	400,000.00	0.09%	6.600	357	86.96	651
3.000	592	225,996,444.75	49.71%	6.396	357	83.20	661
Total	**1,272**	**454,631,434.42**	**100.00%**	**6.365**	**357**	**82.18**	**664**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	593	226,396,444.75	49.80%	6.396	357	83.21	661
1.500	679	228,234,989.67	50.20%	6.333	357	81.15	667
Total	**1,272**	**454,631,434.42**	**100.00%**	**6.365**	**357**	**82.18**	**664**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
12/01/06	2	594,000.00	0.13%	6.855	353	90.00	704
01/01/07	3	1,027,999.99	0.23%	6.700	354	78.62	674
02/01/07	27	7,155,208.52	1.57%	6.377	355	80.91	636
03/01/07	185	65,803,218.31	14.47%	6.445	356	82.96	659
04/01/07	647	227,722,633.39	50.09%	6.367	357	81.75	665
05/01/07	325	124,195,541.25	27.32%	6.367	358	82.86	664
04/01/08	82	27,944,832.96	6.15%	6.121	357	81.17	671
05/01/08	1	188,000.00	0.04%	5.550	358	69.63	634
Total	**1,272**	**454,631,434.42**	**100.00%**	**6.365**	**357**	**82.18**	**664**

Originator	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
FINANCE AMERICA	593	226,396,444.75	49.80%	6.396	357	83.21	661
NEW CENTURY	679	228,234,989.67	50.20%	6.333	357	81.15	667
Total	**1,272**	**454,631,434.42**	**100.00%**	**6.365**	**357**	**82.18**	**664**

Interest Only Term	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
24	421	142,343,234.68	31.31%	6.329	357	80.72	668
36	10	3,923,750.78	0.86%	5.859	357	81.96	647
60	841	308,364,448.96	67.83%	6.387	357	82.85	662
Total	**1,272**	**454,631,434.42**	**100.00%**	**6.365**	**357**	**82.18**	**664**

Silent Second Flag	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
No Silent Second	601	222,870,303.61	49.02%	6.483	357	84.39	652
Silent Second	671	231,761,130.81	50.98%	6.250	357	80.05	676
Total	**1,272**	**454,631,434.42**	**100.00%**	**6.365**	**357**	**82.18**	**664**

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Soundview 2005-3
Excess Spread Analysis

FRM PPC: 115%
ARM PPC: 100%
Delinquency: 0%
Enable Call: Yes
Fwd LIBOR + 100

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
1	3.19000	3.54000	1.065	No	Yes
2	4.28100	4.59000	1.204	No	Yes
3	4.41200	4.67400	1.223	No	Yes
4	4.54500	4.75200	0.945	No	Yes
5	4.68100	4.81700	0.967	No	Yes
6	4.77800	4.86300	0.721	No	Yes
7	4.67800	4.89700	0.813	No	Yes
8	4.77800	4.95200	1.189	No	Yes
9	4.87400	4.99600	0.624	No	Yes
10	4.93100	5.02800	0.727	No	Yes
11	4.95200	5.05600	0.546	No	Yes
12	4.97600	5.08600	0.680	No	Yes
13	5.00600	5.11600	0.490	No	Yes
14	5.03700	5.14400	0.458	No	Yes
15	5.06400	5.17400	0.591	No	Yes
16	5.09600	5.20300	0.397	No	Yes
17	5.12700	5.22500	0.527	No	Yes
18	5.15100	5.22500	0.341	No	Yes
19	5.17600	5.21200	0.316	No	Yes
20	5.20900	5.21200	0.768	No	Yes
21	5.23600	5.21000	0.268	No	Yes
22	5.22700	5.21000	2.236	No	Yes
23	5.12500	5.21500	2.212	No	Yes
24	5.07900	5.24200	2.418	No	Yes
25	5.17200	5.28000	2.148	No	Yes
26	5.20200	5.30600	2.110	No	Yes
27	5.23100	5.32900	2.255	No	Yes
28	5.25800	5.35000	3.097	No	Yes
29	5.28300	5.36800	3.278	No	Yes
30	5.30500	5.38200	3.047	No	Yes
31	5.32500	5.39300	3.014	No	Yes
32	5.34100	5.40000	3.381	No	Yes
33	5.35400	5.40400	2.963	No	Yes
34	5.36200	5.40600	4.219	No	Yes
35	5.36700	5.40600	4.010	No	Yes
36	5.36700	5.40700	4.196	No	Yes

Soundview 2005-3
Excess Spread Analysis

FRM PPC: 115%
ARM PPC: 100%
Delinquency: 0%
Enable Call: Yes
Fwd LIBOR + 200

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
1	3.19000	3.54000	1.065	No	Yes
2	5.28100	5.59000	0.257	No	Yes
3	5.41200	5.67400	0.303	No	Yes
4	5.54500	5.75200	0.047	No	Yes
5	5.68100	5.81700	0.089	No	Yes
6	5.77800	5.86300	0.007	No	Yes
7	5.67800	5.89700	0.016	No	Yes
8	5.77800	5.95200	0.329	No	Yes
9	5.87400	5.99600	0.001	No	Yes
10	5.93100	6.02800	0.014	No	Yes
11	5.95200	6.05600	-0.004	No	Yes
12	5.97600	6.08600	0.012	No	Yes
13	6.00600	6.11600	-0.006	No	Yes
14	6.03700	6.14400	-0.007	No	Yes
15	6.06400	6.17400	0.008	No	Yes
16	6.09600	6.20300	-0.009	No	Yes
17	6.12700	6.22500	0.006	No	Yes
18	6.15100	6.22500	-0.010	No	Yes
19	6.17600	6.21200	-0.010	No	Yes
20	6.20900	6.21200	0.037	No	Yes
21	6.23600	6.21000	-0.009	No	Yes
22	6.22700	6.21000	1.301	No	Yes
23	6.12500	6.21500	1.250	No	Yes
24	6.07900	6.24200	1.486	No	Yes
25	6.17200	6.28000	1.192	No	Yes
26	6.20200	6.30600	1.156	No	Yes
27	6.23100	6.32900	1.331	No	Yes
28	6.25800	6.35000	2.104	No	Yes
29	6.28300	6.36800	2.297	No	Yes
30	6.30500	6.38200	2.059	No	Yes
31	6.32500	6.39300	2.029	No	Yes
32	6.34100	6.40000	2.425	No	Yes
33	6.35400	6.40400	1.986	No	Yes
34	6.36200	6.40600	3.394	No	Yes
35	6.36700	6.40600	3.164	No	Yes
36	6.36700	6.40700	3.383	No	Yes

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Soundview 2005-3 - Price/Yield - M3, Princeton Breakeven Analysis, 60% severity

Balance	$16,069,000.00	Delay	0
		Dated	7/14/2005
Settle	7/14/2005	First Payment	8/25/2005

Price = 100	11.05 CDR	12 CDR	13.03 CDR	10.38 CDR	11.32 CDR	12.37 CDR	9.6 CDR	10.64 CDR	11.79 CDR
Disc Margin	60.49	61.02	62.44	54.60	53.65	53.24	50.17	48.74	45.70
WAL for Princ Pmts	11.73	9.12	7.35	11.95	9.26	7.43	12.16	9.37	7.49
Mod Durn 30360	8.19	6.86	5.81	7.90	6.67	5.68	7.60	6.45	5.53
Principal Window	113 - 358	88 - 358	71 - 357	115 - 358	90 - 358	72 - 357	117 - 358	91 - 358	73 - 357
Principal Writedown	0.64%	0.37%	0.10%	0.47%	0.37%	0.11%	0.18%	0.31%	0.38%
Total Collat Loss (Collat Maturity)	19.88%	17.57%	16.13%	18.97%	16.76%	15.44%	17.86%	15.94%	14.83%
LIBOR	Fwd + 100	Fwd + 100	Fwd + 100	Fwd + 200	Fwd + 200	Fwd + 200	Fwd + 300	Fwd + 300	Fwd + 300
Prepay	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed
Loss Severity	60%	60%	60%	60%	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12	12	12
Delinq	100%	100%	100%	100%	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Also, can you also do the break even runs with 60% severity,
and all other assumptions the same as in Q.5 below.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Soundview 2005-3 - Price/Yield - M3, Princeton Breakeven Analysis

Balance	$16,069,000.00	Delay	0
		Dated	7/14/2005
Settle	7/14/2005	First Payment	8/25/2005

Price = 100	13.6 CDR	14.77 CDR	16.03 CDR	12.76 CDR	13.92 CDR	15.21 CDR	11.82 CDR	13.10 CDR	14.5 CDR
Disc Margin	61.96	61.29	61.51	55.16	54.11	51.93	49.27	47.72	46.00
WAL for Princ Pmts	11.06	8.70	7.07	11.30	8.85	7.16	11.55	8.97	7.23
Mod Durn 30360	7.87	6.62	5.64	7.62	6.45	5.52	7.37	6.27	5.38
Principal Window	107 - 358	84 - 358	69 - 357	109 - 358	86 - 358	70 - 357	111 - 358	87 - 358	70 - 357
Principal Writedown	0.26%	0.32%	0.19%	0.19%	0.19%	0.27%	0.44%	0.41%	0.28%
Total Collat Loss (Collat Maturity)	19.30%	17.23%	15.93%	18.44%	16.46%	15.27%	17.44%	15.70%	14.69%
LIBORs	Fwd + 100	Fwd + 100	Fwd + 100	Fwd + 200	Fwd + 200	Fwd + 200	Fwd + 300	Fwd + 300	Fwd + 300
Prepay	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed
Loss Severity	50%	50%	50%	50%	50%	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Can you help do the break even analysis on M3 with 75%, 100%, and 125% pricing speed and Forward Libor curve and Forward Libor +100bps, 200bps, and 300bps respectively, and with 50% severity, 12 month recovery lag, failing triggers and to maturity. We would like to see the DM, WAL, CDR, Cumulative loss, principal window, among other things.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Soundview 2005-3 - Price/Yield - 2A1 PIMCO WAL analysis

Balance	$99,435,000.00	Delay	0
Coupon	3.31	Dated	7/14/2005
Settle	7/14/2005	First Payment	8/25/2005

Prepay	5 CPR	10 CPR	15 CPR	20 CPR	25 CPR	30 CPR
WAL for Princ Pmts	3.25	1.67	1.11	0.83	0.66	0.55
Mod Durn 30360	2.50	1.41	0.98	0.74	0.60	0.50
ıcipal Window Begin	1	1	1	1	1	1
rincipal Window End	78	41	27	20	16	13
LIBOR_1MO	3.19	3.19	3.19	3.19	3.19	3.19
LIBOR_6MO	3.54	3.54	3.54	3.54	3.54	3.54
)ptional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Soundview 2005-3 - Price/Yield - M1
Fortis Stress Runs

Balance	$28,567,000.00	Delay	0
		Dated	7/14/2005
Settle	7/14/2005	First Payment	8/25/2005

	Base Case	*Fast Prepay*	*Slow Prepay*	*Fast/Slow*	*LIBOR shock down*
Default	**23.06 CDR**	**31.62 CDR**	**18.46 CDR**	**31.28 CDR**	**33.64 CDR**
WAL for Princ Pmts	5.49	3.70	7.46	3.71	3.63
Mod Durn 30360	4.47	3.20	5.69	3.15	3.34
Principal Writedown	0.07%	0.02%	0.22%	0.09%	0.10%
Total Collat Loss (Collat Maturity)	20.47%	19.57%	21.88%	19.40%	20.57%
Shock(bps)	200bp	200bp	200bp	300bp	-100bp
LIBORs	Fwd + 200	Fwd + 200	Fwd + 200	Fwd + 300	Fwd -100
Prepay	40 CPR	55 CPR	30 CPR	55 CPR	55 CPR
Loss Severity	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Below are our current bond stresses (as of Feb 14, 2005) for subprime deals (these have not changed):

Scenario 1:	Fwd Libor +200, 60% severity, ARMs (40cpr), Fixed (23 HEP)	(Base Case)
Scenario 2:	Fwd Libor +200, 60% severity, ARMs (55cpr), Fixed (35 HEP)	(Fast prepay)
Scenario 3:	Fwd Libor +200, 60% severity, ARMs (30cpr), Fixed (15 HEP)	(Slow prepay)
Scenario 4:	Fwd Libor +300, 60% severity, ARMs (55cpr), Fixed (15 HEP)	(Fast/Slow)
Scenario 5:	Fwd Libor -100, 60% severity, ARMs (55cpr), Fixed (35 HEP)	(Libor down shock)

Please run all scenarios to maturity failing triggers for life and 12 month lag.
For each scenario, please show:

1. Break even CNL (cum net loss)
2. Break even CDR (constant default rate)
3. Bond WAL and Mod Duration

Soundview 2005-3 - Price/Yield - M2
Fortis Stress Runs

Balance	$26,425,000.00	Delay	0
		Dated	7/14/2005
Settle	7/14/2005	First Payment	8/25/2005

	Base Case	*Fast Prepay*	*Slow Prepay*	*Fast/Slow*	*LIBOR shock down*
Default	**18.05 CDR**	**24.65 CDR**	**14.69 CDR**	**24.29 CDR**	**26.54 CDR**
WAL for Princ Pmts	6.07	4.07	8.27	4.08	3.98
Mod Durn 30360	4.84	3.47	6.14	3.41	3.64
Principal Writedown	0.01%	0.13%	0.26%	0.05%	0.12%
Total Collat Loss (Collat Maturity)	16.96%	15.94%	18.55%	15.75%	16.96%
Shock(bps)	200bp	200bp	200bp	300bp	-100bp
LIBORs	Fwd + 200	Fwd + 200	Fwd + 200	Fwd + 300	Fwd -100
Prepay	40 CPR	55 CPR	30 CPR	55 CPR	55 CPR
Loss Severity	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Below are our current bond stresses (as of Feb 14, 2005) for subprime deals (these have not changed):

Scenario 1:	Fwd Libor +200, 60% severity, ARMs (40cpr), Fixed (23 HEP)	(Base Case)
Scenario 2:	Fwd Libor +200, 60% severity, ARMs (55cpr), Fixed (35 HEP)	(Fast prepay)
Scenario 3:	Fwd Libor +200, 60% severity, ARMs (30cpr), Fixed (15 HEP)	(Slow prepay)
Scenario 4:	Fwd Libor +300, 60% severity, ARMs (55cpr), Fixed (15 HEP)	(Fast/Slow)
Scenario 5:	Fwd Libor -100, 60% severity, ARMs (55cpr), Fixed (35 HEP)	(Libor down shock)

Please run all scenarios to maturity failing triggers for life and 12 month lag.
For each scenario, please show:

1. Break even CNL (cum net loss)
2. Break even CDR (constant default rate)
3. Bond WAL and Mod Duration

Soundview 2005-3 - Price/Yield - M3
Fortis Stress Runs

Balance	$16,069,000.00	Delay	0
		Dated	7/14/2005
Settle	7/14/2005	First Payment	8/25/2005

	Base Case	*Fast Prepay*	*Slow Prepay*	*Fast/Slow*	*LIBOR shock down*
Default	**15.26 CDR**	**20.67 CDR**	**12.6 CDR**	**20.32 CDR**	**22.49 CDR**
WAL for Princ Pmts	7.09	4.73	9.67	4.75	4.63
Mod Durn 30360	5.47	3.95	6.86	3.87	4.18
Principal Writedown	0.09%	0.04%	0.20%	0.24%	0.26%
Total Collat Loss (Collat Maturity)	14.83%	13.73%	16.51%	13.53%	14.76%
Shock(bps)	200bp	200bp	200bp	300bp	-100bp
LIBORs	Fwd + 200	Fwd + 200	Fwd + 200	Fwd + 300	Fwd -100
Prepay	40 CPR	55 CPR	30 CPR	55 CPR	55 CPR
Loss Severity	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Below are our current bond stresses (as of Feb 14, 2005) for subprime deals (these have not changed):

Scenario 1:	Fwd Libor +200, 60% severity, ARMs (40cpr), Fixed (23 HEP)	(Base Case)
Scenario 2:	Fwd Libor +200, 60% severity, ARMs (55cpr), Fixed (35 HEP)	(Fast prepay)
Scenario 3:	Fwd Libor +200, 60% severity, ARMs (30cpr), Fixed (15 HEP)	(Slow prepay)
Scenario 4:	Fwd Libor +300, 60% severity, ARMs (55cpr), Fixed (15 HEP)	(Fast/Slow)
Scenario 5:	Fwd Libor -100, 60% severity, ARMs (55cpr), Fixed (35 HEP)	(Libor down shock)

Please run all scenarios to maturity failing triggers for life and 12 month lag.
For each scenario, please show:

1. Break even CNL (cum net loss)
2. Break even CDR (constant default rate)
3. Bond WAL and Mod Duration

Soundview 2005-3 - Price/Yield - M4
Fortis Stress Runs

Balance	$14,284,000.00	Delay	0
		Dated	7/14/2005
Settle	7/14/2005	First Payment	8/25/2005

	Base Case	*Fast Prepay*	*Slow Prepay*	*Fast/Slow*	*LIBOR shock down*
Default	**12.92 CDR**	**17.30 CDR**	**10.86 CDR**	**16.94 CDR**	**19.03 CDR**
WAL for Princ Pmts	7.58	5.04	10.32	5.06	4.93
Mod Durn 30360	5.74	4.16	7.15	4.07	4.40
Principal Writedown	0.37%	0.23%	0.39%	0.09%	0.04%
Total Collat Loss (Collat Maturity)	12.92%	11.76%	14.69%	11.55%	12.78%
Shock(bps)	200bp	200bp	200bp	300bp	-100bp
LIBORs	Fwd + 200	Fwd + 200	Fwd + 200	Fwd + 300	Fwd -100
Prepay	40 CPR	55 CPR	30 CPR	55 CPR	55 CPR
Loss Severity	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Below are our current bond stresses (as of Feb 14, 2005) for subprime deals (these have not changed):

Scenario 1:	Fwd Libor +200, 60% severity, ARMs (40cpr), Fixed (23 HEP)	(Base Case)
Scenario 2:	Fwd Libor +200, 60% severity, ARMs (55cpr), Fixed (35 HEP)	(Fast prepay)
Scenario 3:	Fwd Libor +200, 60% severity, ARMs (30cpr), Fixed (15 HEP)	(Slow prepay)
Scenario 4:	Fwd Libor +300, 60% severity, ARMs (55cpr), Fixed (15 HEP)	(Fast/Slow)
Scenario 5:	Fwd Libor -100, 60% severity, ARMs (55cpr), Fixed (35 HEP)	(Libor down shock)

Please run all scenarios to maturity failing triggers for life and 12 month lag.
For each scenario, please show:

1. Break even CNL (cum net loss)
2. Break even CDR (constant default rate)
3. Bond WAL and Mod Duration

Soundview 2005-3 - Price/Yield - M7
Fortis Stress Runs

Balance	$10,356,000.00	Delay	0
		Dated	7/14/2005
Settle	7/14/2005	First Payment	8/25/2005

	Base Case	*Fast Prepay*	*Slow Prepay*	*Fast/Slow*	*LIBOR shock down*
Default	**7.71 CDR**	**9.69 CDR**	**7.00 CDR**	**9.36 CDR**	**11.26 CDR**
WAL for Princ Pmts	8.85	5.87	12.05	5.89	5.75
Mod Durn 30360	6.29	4.64	7.68	4.55	4.93
Principal Writedown	0.55%	0.01%	0.62%	0.37%	0.32%
Total Collat Loss (Collat Maturity)	8.26%	6.96%	10.20%	6.74%	8.00%
Shock(bps)	200bp	200bp	200bp	300bp	-100bp
LIBORs	Fwd + 200	Fwd + 200	Fwd + 200	Fwd + 300	Fwd -100
Prepay	40 CPR	55 CPR	30 CPR	55 CPR	55 CPR
Loss Severity	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Below are our current bond stresses (as of Feb 14, 2005) for subprime deals (these have not changed):

Scenario 1:	Fwd Libor +200, 60% severity, ARMs (40cpr), Fixed (23 HEP)	(Base Case)
Scenario 2:	Fwd Libor +200, 60% severity, ARMs (55cpr), Fixed (35 HEP)	(Fast prepay)
Scenario 3:	Fwd Libor +200, 60% severity, ARMs (30cpr), Fixed (15 HEP)	(Slow prepay)
Scenario 4:	Fwd Libor +300, 60% severity, ARMs (55cpr), Fixed (15 HEP)	(Fast/Slow)
Scenario 5:	Fwd Libor -100, 60% severity, ARMs (55cpr), Fixed (35 HEP)	(Libor down shock)

Please run all scenarios to maturity failing triggers for life and 12 month lag.
For each scenario, please show:

1. Break even CNL (cum net loss)
2. Break even CDR (constant default rate)
3. Bond WAL and Mod Duration

Soundview 2005-3 - Price/Yield - M8
Fortis Stress Runs

Balance	$9,284,000.00	Delay	0
		Dated	7/14/2005
Settle	7/14/2005	First Payment	8/25/2005

	Base Case	*Fast Prepay*	*Slow Prepay*	*Fast/Slow*	*LIBOR shock down*
Default	**6.38 CDR**	**7.74 CDR**	**6.01 CDR**	**7.41 CDR**	**9.25 CDR**
WAL for Princ Pmts	9.26	6.14	12.61	6.15	6.01
Mod Durn 30360	6.48	4.80	7.86	4.69	5.10
Principal Writedown	0.41%	0.05%	0.50%	0.03%	0.12%
Total Collat Loss (Collat Maturity)	6.96%	5.65%	8.94%	5.42%	6.67%
Shock(bps)	200bp	200bp	200bp	300bp	-100bp
LIBORs	Fwd + 200	Fwd + 200	Fwd + 200	Fwd + 300	Fwd -100
Prepay	40 CPR	55 CPR	30 CPR	55 CPR	55 CPR
Loss Severity	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Below are our current bond stresses (as of Feb 14, 2005) for subprime deals (these have not changed):

Scenario 1:	Fwd Libor +200, 60% severity, ARMs (40cpr), Fixed (23 HEP)	(Base Case)
Scenario 2:	Fwd Libor +200, 60% severity, ARMs (55cpr), Fixed (35 HEP)	(Fast prepay)
Scenario 3:	Fwd Libor +200, 60% severity, ARMs (30cpr), Fixed (15 HEP)	(Slow prepay)
Scenario 4:	Fwd Libor +300, 60% severity, ARMs (55cpr), Fixed (15 HEP)	(Fast/Slow)
Scenario 5:	Fwd Libor -100, 60% severity, ARMs (55cpr), Fixed (35 HEP)	(Libor down shock)

Please run all scenarios to maturity failing triggers for life and 12 month lag.
For each scenario, please show:

1. Break even CNL (cum net loss)
2. Break even CDR (constant default rate)
3. Bond WAL and Mod Duration

Soundview 2005-3 - Price/Yield - M9
Fortis Stress Runs

Balance	$7,499,000.00	Delay	0
		Dated	7/14/2005
Settle	7/14/2005	First Payment	8/25/2005

	Base Case	*Fast Prepay*	*Slow Prepay*	*Fast/Slow*	*LIBOR shock down*
Default	**5.29 CDR**	**6.17 CDR**	**5.19 CDR**	**5.86 CDR**	**7.63 CDR**
WAL for Princ Pmts	9.80	6.49	13.35	6.51	6.37
Mod Durn 30360	6.62	4.96	7.97	4.86	5.26
Principal Writedown	0.19%	0.08%	0.86%	0.35%	0.56%
Total Collat Loss (Collat Maturity)	5.86%	4.56%	7.85%	4.34%	5.57%
Shock(bps)	200bp	200bp	200bp	300bp	-100bp
LIBORs	Fwd + 200	Fwd + 200	Fwd + 200	Fwd + 300	Fwd -100
Prepay	40 CPR	55 CPR	30 CPR	55 CPR	55 CPR
Loss Severity	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Below are our current bond stresses (as of Feb 14, 2005) for subprime deals (these have not changed):

Scenario 1: Fwd Libor +200, 60% severity, ARMs (40cpr), Fixed (23 HEP) (Base Case)
Scenario 2: Fwd Libor +200, 60% severity, ARMs (55cpr), Fixed (35 HEP) (Fast prepay)
Scenario 3: Fwd Libor +200, 60% severity, ARMs (30cpr), Fixed (15 HEP) (Slow prepay)
Scenario 4: Fwd Libor +300, 60% severity, ARMs (55cpr), Fixed (15 HEP) (Fast/Slow)
Scenario 5: Fwd Libor -100, 60% severity, ARMs (55cpr), Fixed (35 HEP) (Libor down shock)

Please run all scenarios to maturity failing triggers for life and 12 month lag.
For each scenario, please show:

1. Break even CNL (cum net loss)
2. Break even CDR (constant default rate)
3. Bond WAL and Mod Duration

Soundview 2005-3 - Price/Yield - B1
Fortis Stress Runs

Balance	$11,784,000.00	Delay	0
		Dated	7/14/2005
Settle	7/14/2005	First Payment	8/25/2005

	Base Case	*Fast Prepay*	*Slow Prepay*	*Fast/Slow*	*LIBOR shock down*
Default	**3.57 CDR**	**3.71 CDR**	**4.03 CDR**	**3.43 CDR**	**5.1 CDR**
WAL for Princ Pmts	9.28	6.14	12.81	6.16	6.03
Mod Durn 30360	6.20	4.67	7.52	4.62	4.82
Principal Writedown	0.53%	0.15%	1.47%	0.23%	0.12%
Total Collat Loss (Collat Maturity)	4.05%	2.79%	6.25%	2.59%	3.80%
Shock(bps)	200bp	200bp	200bp	300bp	-100bp
LIBORs	Fwd + 200	Fwd + 200	Fwd + 200	Fwd + 300	Fwd -100
Prepay	40 CPR	55 CPR	30 CPR	55 CPR	55 CPR
Loss Severity	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Below are our current bond stresses (as of Feb 14, 2005) for subprime deals (these have not changed):

Scenario 1:	Fwd Libor +200, 60% severity, ARMs (40cpr), Fixed (23 HEP)	(Base Case)
Scenario 2:	Fwd Libor +200, 60% severity, ARMs (55cpr), Fixed (35 HEP)	(Fast prepay)
Scenario 3:	Fwd Libor +200, 60% severity, ARMs (30cpr), Fixed (15 HEP)	(Slow prepay)
Scenario 4:	Fwd Libor +300, 60% severity, ARMs (55cpr), Fixed (15 HEP)	(Fast/Slow)
Scenario 5:	Fwd Libor -100, 60% severity, ARMs (55cpr), Fixed (35 HEP)	(Libor down shock)

Please run *all* scenarios to *maturity failing* triggers for life and 12 month lag.
For each scenario, please show:

1. Break even CNL (cum net loss)
2. Break even CDR (constant default rate)
3. Bond WAL and Mod Duration